Exhibit 99.2

CanWest Global Communications Corp.

Management’s Discussion and Analysis

For the year ended August 31, 2005

November 17, 2005

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Many of these factors are beyond the control of the Company. Consequently, all forward-looking statements made in this Management Discussion and Analysis or the Company’s documents referred to herein are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized.

OVERVIEW

CanWest Global Communications Corp. (“CanWest”) is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, outdoor advertising and Internet websites in Canada, Australia, New Zealand, Ireland and the United Kingdom. In each of our markets we seek to develop a broad media platform that enables us to provide a multimedia product offering to our customers. Our diversification within the Canadian market and internationally has contributed to the stability of our overall results.

On October 13, 2005, CanWest MediaWorks Income Fund (the “Fund”) completed its $550 million initial public offering. On the completion of the Fund’s initial public offering, CanWest transferred its Canadian newspaper and online media businesses, with the exception of the National Post, to CanWest MediaWorks Limited Partnership (the “Limited Partnership”) in exchange for units and indebtedness of the Limited Partnership. Substantially all of the indebtedness was repaid by the Limited Partnership using $517 million in net proceeds of the Fund’s initial public offering, together with $823 million advanced under the Limited Partnership’s new unsecured $1 billion senior unsecured credit facility. As a consequence, the Fund now holds a 25.8% equity interest in the Limited Partnership, with CanWest holding the remaining 74.2%. As a result of the transaction, we will record a dilution gain or loss on the sale of a 25.8% interest in the operations transferred to the Limited Partnership. The amount of the gain or loss has not been determined. We will continue to consolidate the results of these operations.

SELECTED ANNUAL INFORMATION

	Year ended August 31
	2005	2004	2003
	$000	$000 (revised)	$000 (revised)
Revenue	3,072,542	2,911,400	2,790,484
Net earnings from continuing operations	20,422	194,299	114,798
Net earnings (loss)	10,290	(13,478)	46,088
Net earnings from continuing operations per share
Basic	$0.12	$1.10	$0.60
Diluted	$0.12	$1.10	$0.60
Net earnings (loss) per share
Basic	$0.06	$(0.08)	$0.22
Diluted	$0.06	$(0.08)	$0.22
Total Assets	5,328,418	5,573,643	5,934,508
Long term liabilities	3,261,798	3,502,813	3,713,050

Revised: The 2004 and 2003 results have been revised to reflect the adoption of the Institute of Chartered Accountants of Canada, Accounting Guideline 15, Consolidation of Variable Interest Entities, resulting in the consolidation of TEN Group Pty Limited, which was previously accounted for on an equity basis (see note 1 to the audited consolidated financial statements).

Key Factors Affecting Segment Revenues and Operating Income

Television Broadcast

We have four television broadcast segments, one for each country in which we carry on such operations. Our Canadian television segment includes our broadcast television networks in Canada as well as specialty channels and two radio stations. Our New Zealand and Irish television segments cover our television operations in those countries. Our Australian television segment includes TEN Group Pty Limited (“TEN Group”), which owns and operates TEN Television Network (“Network TEN”).

We generate the majority of our television broadcast revenues from the sale of advertising, with the remainder generated from subscriber revenues earned by our specialty channels and the sale of broadcast rights to our programming. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenues on the ratings performance of our television programs makes our television broadcast revenues less predictable than our publishing revenues.

Following a 7% decline in advertising revenue in fiscal 2004 for Canadian television, advertising revenues have remained constant for fiscal 2005 as compared to fiscal 2004. The revenue decrease in 2004 and continued weakness in 2005 reflected a loss of market share resulting primarily from reduced ratings performance. Canadian television will remain a challenge for 2006. However, new programs that have attracted promising initial ratings include the new drama Prison Break, the comedy My Name is Earl and Entertainment Tonight Canada, which launched in the first two weeks of the season immediately rose to the number one spot for a Canadian entertainment magazine program. Canadian television has also achieved ratings gains in its key news programming. We believe that increased ratings will have a positive impact on revenues in fiscal 2007.

Our Australian television broadcast segment recorded a 9% increase in revenues in fiscal 2005 compared to fiscal 2004, driven by Network TEN’s strong ratings performance in a continuing strong television market. Local currency revenue increases of 11% were partially offset by the weakening of the local currency relative to the Canadian dollar. For fiscal 2006, we expect a slowdown in the Network TEN revenue growth. Our New Zealand television broadcast segment also had a strong performance in fiscal 2005, recording a 14% revenue increase that reflected an 12% increase in local currency revenues driven by improved audience share at 3 and C4 networks in a strong advertising environment and the effect of the strengthening local currency relative to the Canadian dollar, which increased revenue growth by an additional 2%. For fiscal 2006, we expect New Zealand to continue its growth relative to fiscal 2005, but at a lower growth rate reflecting a slowing in the advertising market. In our Irish television segment, revenues showed growth of 10% in fiscal 2005, as compared to fiscal 2004.

Our principal television broadcast operating expenses are programming costs and employee salaries. In our Canadian television segment, operating expenses increased 6% in fiscal 2005 compared to fiscal 2004, primarily as a result of increased programming and promotion costs. We expect this trend to continue in Canada into fiscal 2006 as we continue to invest in our program schedule. In Australia, segment operating expenses increased by 5% in fiscal 2005 compared to fiscal 2004, driven by an 8% local currency expense increase compared to the same period in the prior year, primarily reflecting increased programming costs. In New Zealand, segment operating expenses for fiscal year 2005 increased by 9% in fiscal 2005 compared to fiscal 2004 driven by a 7% local currency expense increase compared to the same period in the prior year, primarily as a result of increased promotion and programming costs. We expect that the trend will continue into fiscal 2006 as programming costs continue to increase. For our Irish broadcasting operation, segment operating expenses increased 3% in fiscal 2005 compared to fiscal 2004, reflecting general cost and wage increases and programming cost increases.

Publishing and Online

Our publishing and online segment includes our Canadian newspaper operations as well as our internet operations including the canada.com web portal. Our publishing and online revenues are primarily earned from newspaper advertising and circulation revenues from our newspapers in Canada. Our newspaper and online advertising revenues are a function of the volume, or lineage, of advertising sold and the rates we charge. Circulation revenues are produced from home-delivery subscriptions for our newspapers and single-copy sales sold at retail outlets and vending machines and are a function of the number of newspapers we sell and the average per copy prices we charge.

Advertising and circulation revenues for the publishing and online operations were 3% higher in fiscal 2005 compared to fiscal 2004. The increase in advertising revenues resulted from advertising rate increases as well as from growth in online classified revenues, which increased to $12 million for fiscal 2005 compared to $4 million for fiscal 2004. Average daily newspaper circulation in Canada has declined, although the decline in circulation has been offset by an increase in the median sale price for a weekday edition of a Canadian daily newspaper. We believe that the circulation revenues of the publishing operations are reflective of this general trend in the newspaper industry. Circulation revenues were unchanged for fiscal 2005 compared to fiscal 2004, as declines in circulation volumes were offset by higher per copy prices. Circulation revenues constitute approximately 20% of total publishing and online revenues. For fiscal 2006, advertising revenues are expected to continue to increase, primarily as a result of rate increases, growth in insert volumes as well as from significant increases in online advertising. Circulation revenues are expected to be consistent with the prior year.

The principal operating expenses for publishing and online are salaries, newsprint and distribution expenses. Operating expenses increased by 5% in fiscal 2005 compared to fiscal 2004, primarily as a result of increased payroll and distribution costs. Newsprint expense for fiscal 2005 decreased by approximately 4% as a result of reduced pricing and a reduction in newsprint usage. For fiscal 2006, expenses are generally expected to increase moderately. Salary costs will increase due to increases in staffing to support certain key initiatives (e.g. increased online product offerings) and due to normal wage escalation. The declining newsprint expense trend experienced through fiscal 2005 is expected to reverse in fiscal 2006 as a result of increased newsprint pricing. Finally, increased gasoline prices are expected to result in increased distribution costs.

Radio Broadcast

Our radio broadcast segment consists of our radio operations in New Zealand, which earn substantially all of their revenues from advertising. Radio advertising revenues are a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners. Our radio broadcast segment revenues in fiscal 2005 increased 8% overall, driven by a 6% local currency revenue increase compared to the same period in the prior fiscal year, reflecting strong growth in radio advertising expenditures in New Zealand. In addition, a strengthened New Zealand currency contributed an additional 2% increase for fiscal 2005. We expect revenues in local currencies to continue to increase during 2006, bolstered by the addition of new FM frequencies acquired in 2005 and the continued growth of the recently launched “Radio Live” network.

The principal operating expenses in the radio broadcast segment are salaries, marketing costs and music royalties. Segment operating expenses increased 12% in fiscal 2005 compared to fiscal 2004, driven by a 10% increase in local currency expenses and an additional 2% as a result of the strengthened New Zealand currency. The increase in costs was due to costs associated with the launch of Radio Live network, and branding costs related to Kiwi FM. For fiscal 2006, we expect costs to continue to increase to reflect the continuing promotion and the full year operation of Radio Live and normal salary and wage increases.

Australian outdoor advertising

Our outdoor advertising segment consists of TEN Group’s wholly owned subsidiary, Eye Corp. Eye Corp. generates its revenue from the sale of out-of-home advertising. Eye Corp.’s advertising revenues are a function of overall outdoor advertising demand and rates. Eye Corp.’s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp.’s displays. Segment revenues increased by 40% in fiscal 2005 compared to fiscal 2004, in part reflecting Eye Corp.’s acquisition of the remaining 50% interest in its Eye Shop subsidiary. In addition, airport terminal advertising sales have increased with increases in rates and inventories. The principal operating expenses in this segment are salaries, site rental costs and production expenses. Segment operating expenses have decreased to 79% as a percentage of revenues for fiscal 2005 from 81% in fiscal 2004. For fiscal 2006, we expect revenues and expenses to continue to grow as a result of the acquisitions in 2005.

Acquisitions and Divestitures

We have made a number of acquisitions and divestitures that affect the comparability of our results from period to period.

•	In February 2003, we disposed of certain community newspapers.

•	In July 2004, we completed the initial public offering and refinancing of our New Zealand operations, which reduced our ownership from 100% to 70%.

•	In September 2004, Eye Corp acquired the remaining 50% of Eye Shop Pty Limited (formerly Eye Village Joint Venture). In addition, in July 2005, Eye Corp acquired 100% of Eye Drive Melbourne Pty Limited (formerly Southcoast Pty Limited).

•	In September 2005, we acquired a radio licence to operate a station in the Solent region of the United Kingdom. This operation will commence in fiscal 2006.

Foreign currency effects

Our Australia, New Zealand and Ireland operations expose our segment revenues and operating expenses to fluctuations between the Canadian dollar and the Australian dollar and the New Zealand dollar and the Euro respectively. A decline in the value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenues and expenses we record in those currencies. An increase in the value of the Canadian dollar has the opposite effect. During fiscal 2005, the Canadian dollar appreciated against the Australian dollar and Euro by 2%, and depreciated against the New Zealand dollar by 2%.

Seasonality

Our advertising revenues are seasonal. Revenues are typically highest in the first and third quarters, while expenses are relatively constant throughout the year.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in Canada requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We have identified below the critical accounting estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider these accounting estimates to be critical because changes in the assumptions or estimates we have selected have the potential of materially impacting our financial statements. For a summary of all of our significant accounting policies, see note 1 to our audited consolidated financial statements.

Goodwill and Intangible Assets

We estimate the useful lives of intangible assets and the value of goodwill based on historical customer patterns, industry trends and existing competitive factors. Significant long term changes in these factors could result in material impairment of the value and life of intangible assets and goodwill. As at August 31, 2005 we had $1,144 million of intangibles and $2,425 million of goodwill on our balance sheet.

In performing the annual impairment testing of goodwill and intangibles, management makes a number of assumptions and estimates in determining fair value. The fair value definition used is the amount at which an asset could be bought or sold in a current transaction between willing parties. Valuation for indefinite life broadcast licenses have been determined using an income approach and more specifically the “Greenfield” approach in which the value is determined based on the present value of the required resources and eventual returns from the build out of an operational network and the acquisition of advertisers, starting with only the broadcast licenses as assets. Other valuation techniques used include a market approach or a discounted cash flow (“DCF”) approach. The market approach is used where comparable public market data is available, or we have bona fide offers for assets. The projections used in the DCFs represent management’s best estimates of expected future operating results of the reporting units for the first three years and an extrapolation based on aggregate economic factors such as gross domestic product growth rates and inflation, for the final two years of the forecast period. Precedent transactions involving comparable companies and market statistics for comparable companies are used to select appropriate terminal value multiples. In addition, the expected risk-free and other rates of return, general economic conditions, historical and forecasted operating results, and valuations prepared by third parties are considered. The discount rates used are based on the weighted average costs of capital using the capital asset pricing model and adjusting for the size of the local reporting unit, local tax rates and risk profile. Had different assumptions or valuation techniques been used in performing the impairment testing at August 31, 2005, the carrying value of intangibles and goodwill might have been different.

During 2005, we determined that the value of goodwill and the circulation of the National Post were impaired and as a result, we have recorded goodwill and intangible asset impairments of $41 million and $10 million, respectively. The impairment resulted from the incurrence of successive years of operating losses in this business unit and its failure to achieve the profitability targets set out in its business plans.

Income Taxes

We are subject to income taxes in Canada and numerous foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Management uses judgment and estimates in determining the appropriate rates and amounts in recording future taxes, giving consideration to timing and probability. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. Our income tax provision was $20 million for the year ended August 31, 2005. Future tax assets were $201 million, while future tax liabilities were $264 million at August 31, 2005. See note 13 to our audited consolidated financial statements.

Accounting for Pension and Other Benefit Plans

The cost of defined benefit pension and other retirement benefits earned by employees is calculated based on management’s estimates of expected plan investment performance, salary escalation, retirement ages of employees, the discount rate used in measuring the liability and expected healthcare costs. For fiscal 2005 and 2004, based on the investment mix, current yields and experience, management estimated the long-term rate of return on plan assets to be 7.25%. For the same periods, the discount rate used in measuring the liability was 5.35% and 6.5%, respectively. The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. Management assumed that salaries would increase by 3% to 3.5% per year. The defined benefit pension and other retirement benefit expense we recorded for the year ended August 31, 2005 was $33 million. Use of different assumptions would vary results.

Broadcast Rights

At August 31, 2005, we had $210 million in broadcast rights. Broadcast rights represent the right to air various forms of programming. Broadcast rights and the corresponding payable are recorded when the license period begins and the programs are available for air. Foreign programming is primarily acquired on a “pay for play” basis, and is immediately aired, while some foreign and most domestic programming may be carried in inventory and amortized over a series of plays. Management must use estimates and judgment in determining the useful lives and carrying values of broadcast rights. Estimates of useful life relates to the expected number of plays over which the cost of acquiring the rights are amortized, while estimates of value primarily relate to the time slots in which the programs will be aired. Inventories are reviewed regularly to ensure recoverability of the net book value of broadcast rights.

CHANGES IN ACCOUNTING POLICIES

Consolidation of variable interest entities

Effective September 1, 2004 we have adopted the provisions of The Accounting Standards Board of the Institute of Chartered Accountants of Canada, Accounting Guideline 15 (“AcG-15”). We have determined that we are the primary beneficiary of TEN Group, a variable interest entity. Accordingly, as required by AcG-15, we have consolidated the results of TEN Group. AcG-15 has been adopted on a retroactive basis with restatement of prior periods. Previously, we accounted for our investment in TEN Group using the equity method. As at August 31, 2005 we hold a 56.4% economic interest in TEN Group (56.6% at August 31, 2004). The interest held by the 43.6% minority is classified in minority interests (43.4% at August 31, 2004). The change had no impact on net earnings or shareholders’ equity.

Valuation of Intangibles

In accordance with the Emerging Issues Task Force topic number D-108, Use of Residual Method to Value Acquired Assets Other than Goodwill, released September 29, 2004, we adopted a direct approach in the valuation of intangible assets for any business combinations completed after September 29,2004. We have performed impairment testing using a direct method on all intangible assets previously valued under the residual method. Previously, we utilized a residual value approach in valuing indefinite lived broadcast licenses. There was no effect on the audited consolidated financial statements as a result of this change in accounting policy.

FORTHCOMING CHANGES IN ACCOUNTING POLICIES

Financial Instruments, Hedges and Comprehensive Income

The Accounting Standards Board of the Institute of Chartered Accountants of Canada has issued CICA 3855, Financial Instruments—Recognition and Measurement, CICA 3865, Hedges, and CICA 1530, Comprehensive Income, which we must apply for our fiscal year beginning on September 1, 2007. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. We are currently considering the impacts of the adoption of such standards.

Implicit Variable Interest

The Emerging Issues Committee (“EIC”) of the Accounting Standards Board of the Institute of Chartered Accountants of Canada has issued EIC 157, Implicit Variable Interests under AcG-15, (“EIC 157”) which must be applied by the Company in the first interim period beginning subsequent to October 17, 2005. EIC 157 prescribes that an implicit variable interest, which is an implied pecuniary interest in an entity that changes with changes in the fair value of that entity’s net assets, exclusive of variable interests, be evaluated in accordance with AcG-15 to determine if consolidation is appropriate. The Company is currently considering the impact of the adoption of such standards.

RESTATEMENT OF PRIOR YEAR RESULTS

As described in note 1 to our consolidated financial statements, certain prior year results and balances have been revised for the reasons stated therein.

OPERATING RESULTS

Introductory Note

•	Segment operating profit. In the discussion that follows, we provide information concerning our segment operating profit. See note 23 to our audited consolidated financial statements. Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

•	Operating income before amortization. We also discuss our consolidated operating income before amortization. We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Operating income before amortization is not a recognized measure of financial performance under Canadian generally accepted accounting principles (“GAAP”). Investors are cautioned that operating income before amortization should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may not be comparable to similarly titled measures used by other companies. A reconciliation of operating income before amortization to net earnings, which is the most closely comparable GAAP measure, is set forth below under “Reconciliation of Non-GAAP Financial Measures” section of this report.

Fiscal 2005 Compared to Fiscal 2004

Following is a table summarizing segmented results for August 31, 2005 and August 31, 2004. See note 23 to our audited consolidated financial statements:

	Revenue		Segment operating profit
	2005	2004	2005	2004
	$000	$000 (REVISED)(1)	$000	$000 (REVISED)(1)
Operating Segments
Publishing and Online – Canada	1,228,851	1,193,629	254,875	267,343

Television
Canada	698,644	690,302	124,699	147,430
Australia-Network TEN	783,315	721,247	293,528	256,033
New Zealand	122,995	108,236	30,713	23,291
Ireland	37,519	34,152	13,254	10,591

	1,642,473	1,553,937	462,194	437,345
Radio - New Zealand	93,428	86,717	26,994	27,488
Outdoor - Australia	107,790	77,117	23,173	14,477
Corporate and other	—	—	(34,249)	(27,110)

	3,072,542	2,911,400	732,987	719,543

Ravelston management contract termination			(12,750)	—
Restructuring expense(2)			—	(2,445)

Operating income before amortization			720,237 (3)	717,098 (3)

(1)	See note 1 to our audited consolidated financial statements.

(2)	Restructuring expenses relate to Canadian television operations.

(3)	See “Reconciliation of Non-GAAP Financial Measures” for a reconciliation to net earnings.

Consolidated Results

Revenues. Consolidated revenues increased by $161 million or 6% to $3,073 million for fiscal 2005 from consolidated revenues of $2,911 million fiscal 2004. The increase reflected higher revenues in each of our operating segments, with the most significant increases from our Canadian publishing and online, New Zealand television, Australian television and Australian outdoor advertising segments.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $148 million or 7% to $2,340 million. This increase reflects expense increases in all operating segments.

Ravelston management contract termination. Effective April 2005, we terminated the agreement under which we received management services from The Ravelston Corporation Limited (“Ravelston”). The agreement provided for annual payments of $6 million to Ravelston as well as the payment of a fee upon termination. In August 2005, we and RSM Richter Inc., in its capacity as interim receiver, receiver manager and monitor of Ravelston, received Court approval for a termination payment in the amount of $13 million, which was paid in September 2005. This charge was recorded in operating expenses for year ended August 31, 2005.

Restructuring charge. In fiscal 2004 we incurred $2 million in restructuring expenses related to Canadian television operations.

Operating income before amortization. Consolidated operating income before amortization increased nominally to $720 million for fiscal 2005 from $717 million for fiscal 2004. The increase in operating income before amortization reflected increases in revenues that were partially offset by losses in our operations under development, the contract termination fees, increases in television programming expenses and increases in compensation expenses related to executive management of Canadian operations.

Amortization. Amortization of intangibles was $20 million for fiscal 2005 compared to $18 million for fiscal 2004. Amortization of property, plant and equipment and was $92 million for fiscal 2005 compared to $89 million for fiscal 2004. The increases in amortization expenses are due to acquisitions made in fiscal 2005 and fiscal 2004.

Interest expense. Interest expense was $252 million for fiscal 2005 compared to $339 million for fiscal 2004, reflecting a reduced level of debt as well as reduced interest rates achieved through our refinancing activities in fiscal 2005 and in fiscal 2004.

Interest rate and foreign currency swap losses. For fiscal 2005, we recorded a $189 million loss equivalent to the change in fair value of interest rate and foreign currency interest rate swaps on debt that has been retired (“overhanging swaps”) compared to a $111 million loss for fiscal 2004. The increase is due to an increase in amount of overhanging swaps as a result of reduced debt levels.

Foreign exchange gains. We recorded net foreign exchange gains of $76 million in fiscal 2005 compared to $45 million in fiscal 2004. This reflects gains of $68 million on repayment of US dollar denominated debt and a $5 million gain that arose on the translation of a portion of our U.S. debt which is not hedged.

Investment gains. For fiscal 2005, we recorded an investment gain of $2 million, compared to $116 million for fiscal 2004. This includes dilution gains on the exercise of stock options at TEN Group, a gain on disposal of non-core assets and gains on disposal of property plant and equipment. The gain in fiscal 2004 reflected a $66 million gain from completing the initial public offering and refinancing of our New Zealand operations, which reduced our ownership from 100% to 70%, a $52 million gain from selling our 29.9% interest in Ulster Television and dilution gains on the exercise of stock options at TEN Group.

Goodwill impairment. For fiscal 2005, we performed our annual impairment testing and determined that the value of goodwill related to the National Post was impaired and as a result, recorded an impairment of $41 million.

Asset impairment. For fiscal 2005, we performed our annual impairment testing and determined that the value of circulation related to the National Post was impaired and as a result, recorded an impairment of $10 million.

Loss on debt extinguishment. During the first quarter of fiscal 2005, we completed an exchange offer and concurrent debt offering through which we settled the $904 million 12.125% Senior Notes due 2010 by issuance of $908 million (US$761 million) of 8% Senior Subordinated Notes due 2012. The fair value of the new debt on its settlement date was determined to be $944 million. The excess of fair value of the new debt over the book value of the old debt together with certain costs of settling the debt has been charged to earnings for fiscal 2005 as a loss on debt extinguishment of $44 million. This refinancing reduces cash interest expense by approximately $40 million annually.

Income taxes. Our income tax expense was $20 million for fiscal 2005, compared to $37 million for fiscal 2004. The effective tax rate of 15% was below the Company’s statutory rate of 35% as a result of the impact of international tax rates which were lower than Canadian tax rates, as well as the impact of (i) a $10 million recovery related to the resolution of an uncertain tax position, (ii) a $7 million effect of recognizing temporary differences which were not previously tax effected, and (iii) a change in Australian tax legislation that allowed TEN Group to record a future taxes recovery of $18 million. The $7 million of temporary differences not previously tax effected related to earnings of periods prior to fiscal 2005. We have determined that these adjustments are not material to the current or previously reported results and accordingly, the amount has been included in current year’s earnings. This adjustment has the effect of increasing basic and diluted earnings per share for fiscal 2005, by $0.04 per share.

Minority interests. For fiscal 2005 we recorded minority interests charges related to the 30% minority interest in CanWest MediaWorks (NZ) and the 43.6% minority interest in TEN Group of $7 and $90 million, respectively. The minority interests charge related to TEN Group increased by 12% as compared to the $80 million charge for the same period in fiscal 2004 as a result of TEN Group’s increased net earnings. There was only a nominal minority interests charge related to CanWest MediaWorks (NZ) for fiscal 2004 because it was wholly owned to July 2004.

Net earnings from continuing operations. Our net earnings from continuing operations for fiscal 2005 were $20 million, or $0.12 per share, compared to $194 million, or $1.10 per share, for fiscal 2004.

Discontinued operations. In July 2005, we sold a substantial portion of our entertainment operations. Net loss from discontinued operations was $10 million for fiscal 2005 compared to $208 million for fiscal 2004.

Net earnings (loss). Our net earnings for fiscal 2005 were $10 million or $0.06 per share compared to a net loss of $13 million or $0.08 per share for fiscal 2004.

Segment Results

Publishing and online

•	Revenues. Revenues increased by $35 million or 3% to $1,229 million for fiscal 2005 as compared to fiscal 2004. Increases in advertising revenues resulted from rate increases as well as from increases in revenues from online classifieds. Revenues from online classified increased to $12 million for fiscal 2005 from $4 million for fiscal 2004. Circulation revenues of $247 million for both fiscal 2005 and 2004 represented 20% of publishing and online revenues for fiscal 2005 compared to 21% for fiscal 2004. Circulation volume decreased by 3%, while the average rate per copy increased by 3%, which resulted in a nominal decrease in circulation revenues for fiscal 2005 as compared to fiscal 2004.

•	Operating expenses. Operating expenses of the publishing and online segment increased by $48 million or 5% to $974 million for fiscal 2005 as compared to fiscal 2004, primarily as a result of increased payroll costs, including increased costs of executive management, and higher distribution costs. Newsprint costs decreased by approximately 4% reflecting reduced pricing and newsprint usage.

•	Segment operating profit. Segment operating profit for fiscal 2005 decreased by $12 million or 5% compared to the same period in the prior year. The decrease in segment operating profit arose from losses of $8 million related to Dose and the Metro joint venture, both of which commenced operations in fiscal 2005, and the increased costs of executive management and distribution expenses discussed above.

Canadian television

•	Revenues. In total, revenues from our Canadian television operating segment of $699 million were approximately $8 million, or 1%, higher in fiscal 2005 than the $690 million recorded in fiscal 2004. This reflected a 22% increase in subscription revenues from our specialty television operations and flat advertising revenues.

•	Our conventional television revenues for fiscal 2005 were flat compared to the prior year. This reflects the effect of continued ratings declines throughout fiscal 2005.

•	Revenues from our digital specialty channels increased by 42% to $15 million in fiscal 2005 compared to fiscal 2004. This reflects increases in advertising and subscriber revenues as well as the effect of proportionately consolidating our 50% interest in Mystery, which was previously equity accounted. Our digital specialty channels achieved subscriber growth of 15% in fiscal 2005, increasing total subscriptions to 8.6 million subscribers at August 31, 2005.

•	Operating expenses. Operating expenses (including selling, general and administrative expenses) of $574 million at our Canadian television segment were $31 million, or 6%, higher than in fiscal 2004 primarily because of increased programming and promotion expenses, to build ratings, and compensation cost increases associated with our new management structure.

•	Segment operating profit. Reflecting an increase in segment operating expenses that more than offset an increase in segment revenues, Canadian television segment operating profit declined to $125 million in fiscal 2005 from the $147 million recorded for fiscal 2004.

Australian television

•	Revenues. Segment revenues increased by 9% to $783 million for fiscal 2005 from $721 million during fiscal 2004. In local currency, revenues increased 11%, reflecting TEN’s strong rating performance in a continuing strong television advertising environment.

•	Operating expenses. Segment operating expenses increased 5% to $490 million for fiscal 2005 compared to $465 million for fiscal 2004, primarily reflecting increased programming costs.

•	Segment operating profit. Segment operating profit increased by 15% to $294 million in fiscal 2005, compared to $256 million in fiscal 2004, as the increase in revenues more than offset the increase in expenses.

New Zealand television.

•	Revenues. Revenues from television broadcast operations for New Zealand’s 3 and C4 television networks increased by 14% to $123 million for fiscal 2005 from $108 million for fiscal 2004. In local currency, revenues increased by 12%, reflecting improved audience share in a strong advertising environment. The strengthening New Zealand currency contributed an additional 2% on translation to Canadian dollar revenues.

•	Operating expenses. Operating expenses in fiscal 2005 increased by 9% to $92 million. In local currency, expenses increased by 7%, driven primarily by higher programming expenses, which included costs related to the development and start up of a new weeknight current affairs program – Campbell Live – and the re-launch of 3 News. The appreciation of the New Zealand dollar relative to the Canadian dollar added an additional 2% increase on translation to Canadian dollar revenues.

•	Segment operating profit. New Zealand 3 and C4 produced segment operating profit of $31 million, a $7 million or 32% increase from the results recorded in fiscal 2004.

Irish television.

Segment operating revenues increased by 10% to $38 million in fiscal 2005 as compared to $34 million in fiscal 2004. As a result of revenue increases, segment operating profit in fiscal 2005 increased by $3 million to $13 million compared to fiscal 2004.

New Zealand radio.

Due to the acquisition of new radio frequencies in 2005 and 2004, CanWest RadioWorks continued its steady performance, increasing revenues for fiscal 2005. Revenue grew by 8% to $93 million from $87 million in fiscal 2004, reflecting a 6% increase in revenue in local currency and an additional 2% increase as a result of currency translation. Segment operating profit declined by 2% to $27 million for fiscal 2005 as compared to fiscal 2004 due to the significant start up costs associated with “Radio Live” and the branding costs related to “Kiwi FM”.

Australian outdoor advertising.

Segment revenues increased by $31 million, or 40%, to $108 million for fiscal 2005 from $77 million for fiscal 2004. This increase reflected a 44% growth in revenue in local currency. Our segment operating profit from TEN’s outdoor advertising operations increased by $9 million to $23 million as compared to fiscal 2004 driven by Eye Corp.’s acquisition of the remaining 50% of Eye Shop as well as stronger airport advertising revenues.

Corporate and other.

Corporate and other segment expenses increased to $34 million in fiscal 2005 compared to $27 million in the same period in the prior year due to increased costs related to analysis and documentation of our internal controls in preparation for the requirements under section 404 of the Sarbanes Oxley Act as well as to expenses related to increased corporate development activities.

Fiscal 2004 Compared to Fiscal 2003

Following is a table summarizing segmented results for August 31, 2004 and August 31, 2003:

	REVENUE		SEGMENT OPERATING PROFIT
	2004	2003	2004	2003
	$000 (REVISED)(1)	$000 (REVISED)(1)	$000 (REVISED)(1)	$000 (REVISED)(1)
Operating Segments
Publishing and Online – Canada	1,193,629	1,208,180	267,343	258,496
Television
Canada	690,302	730,407	147,430	216,346
Australia-Network TEN	721,247	586,998	256,033	186,644
New Zealand	108,236	95,055	23,291	10,095
Ireland	34,152	32,490	10,591	9,729

	1,553,937	1,444,950	437,345	422,814
Radio-New Zealand	86,717	73,400	27,488	20,751
Outdoor-Australia	77,117	63,954	14,477	4,466
Corporate and other	—	—	(27,110)	(23,213)

	2,911,400	2,790,484	719,543	683,314

Restructuring and film and television impairment expense (2)			(2,445)	(31,071)

Operating income before amortization			717,098 (3)	652,243 (3)

(1)	See note 1 to our audited consolidated financial statements.

(2)	For 2004, restructuring expenses relate to Canadian television operations. For 2003, it includes Network TEN film and television impairment charges of $18 million and Canadian media operations restructuring expenses of $13 million.

(3)	See “Reconciliation of Non-GAAP Financial Measures” for a reconciliation to net earnings.

Effect of Divestitures. In February 2003, we sold certain newspaper publishing assets to Osprey Media. The following table summarizes the contribution of these newspaper assets to consolidated revenues, operating income before amortization and net earnings during fiscal 2003.

	Year ended August 31, 2003
	Revenues Revised (1)	Operating Income Before Amortization Revised (1)
As Reported	2,790,484	652,243
Newspaper Publishing Properties Sold	(39,956)	(10,105)

	2,750,528	642,138

(1)	See note 1 to our audited consolidated financial statements.

CONSOLIDATED RESULTS

Revenues. Consolidated revenues increased by $121 million to $2,911 million during fiscal year 2004, compared to $2,790 million during fiscal year 2003. This increase was driven by significant increases in revenues from our international media operations and an improvement in our continuing operations in the publishing and online segment, which were partially offset by a decrease in revenues from our Canadian television segment and from the sale of the newspaper assets to Osprey Media described above; these assets accounted for $40 million of our consolidated revenues for fiscal 2003.

Operating expenses, excluding restructuring charge and film and television program impairment expense. Consolidated operating expenses (including selling, general and administrative expenses) increased by $85 million for fiscal year 2004 to $2,192 million. The assets sold to Osprey Media accounted for $30 million of our consolidated operating expenses during fiscal 2003. Consolidated operating expenses attributable to operations not sold increased $115 million, or 6%, from $2,077 million in fiscal 2003, as a result of significant programming expense increases for our Canadian television segment as well as general expense increases in other operating segments.

Restructuring and film and television program impairment expense. In fiscal 2004, we incurred $2 million in restructuring expenses related to Canadian television operations. In fiscal 2003, we undertook restructuring activities in our Canadian media operations that generated restructuring expenses of $13 million. The fiscal 2003 restructuring expenses related to the following operating segments: Canadian television - $3 million, Canadian publishing and online - $9 million and corporate and other - $1 million. In 2003, TEN wrote down program and television rights associated with certain features in the amount of $18 million.

Operating income before amortization. Consolidated operating income before amortization increased by 10% in fiscal year 2004 to $717 million from $652 million in fiscal 2003. The increase is due to increases in our New Zealand and Australian television segments and our publishing and online segment, which was partially offset by lower segment operating profit in our Canadian television segment.

Amortization. Amortization of intangibles was $18 million for both fiscal 2004 and 2003. Amortization of property, plant and equipment was $89 million in fiscal 2004, and $86 million in fiscal 2003.

Interest income and expense and other financing expenses. Interest expense was $339 million for fiscal year 2004, compared to $377 million for fiscal year 2003, reflecting a reduced level of debt as well as reduced interest rates achieved through refinancing of debt. Debt at August 31, 2004 was $3,217 million, $364 million less than the debt outstanding at August 31, 2003 of $3,581 million. We refinanced our senior secured debt in August 2003 and in June 2004 resulting in annual interest savings of approximately $8 million and $5 million, respectively.

In fiscal 2004, we recorded a $111 million loss equivalent to the change in fair value of interest rate swaps and foreign currency interest rate swaps that have not been settled and which relate to debt that has been retired. This compared to a loss of $23 million for the same period of fiscal 2003.

We recorded interest income of $9 million for fiscal year 2004, primarily related to interest received on an income tax refund related to an income tax issue which was resolved in the first quarter and interest received from Hollinger in settlement of a claim related to our acquisition of the National Post.

Foreign exchange gains. We recorded net foreign exchange gains of $45 million fiscal 2004. Approximately $36 million of this gain related to a gain on early retirement of U.S. dollar denominated debt in August 2004. In addition, we recorded translation gains on U.S. dollar denominated debt, which has not been hedged. This compared to a $4 million foreign exchange gain recorded in the previous year.

Investment gains and losses, net of write-down. For fiscal 2004, we recorded investment income of $116 million, compared to investment income of $9 million in fiscal 2003. In fiscal 2004, we recorded a gain on the sale of our interest in UTV of $52 million, a gain of $66 million related to the New Zealand transaction and a dilution gain of $2 million as a result of the exercise of stock options at TEN Group which effectively diluted our economic interest to 56.6%. For fiscal year 2003, we recorded a gain of $21 million on the sale of community newspapers and a dilution gain of $2 million as a result of the exercise of stock options at TEN Group, which were offset by a loss of $11 million on the sale of our shares in SBS Broadcasting and other write downs of $3 million. Dividend income of $4 million received from UTV in fiscal 2004 was 6% higher than in fiscal 2003. In June 2004, we sold our interest in UTV.

Income taxes. The income tax provision was $37 million for fiscal year 2004, compared to a recovery of $47 million for fiscal year 2003. The effective tax rate of 12% in fiscal year 2004 differed from our statutory rate of 35% as a result of the $37 million reduction due to the non taxable portion of capital losses, the $41 million reduction due to foreign income rates differing from Canadian income tax rates, a $20 million credit from the resolution of tax issues and the effect of increases in future tax rates which caused a net increase in future tax liabilities and resulted in a $9 million income tax expense.

Minority interest. Minority interest remained constant at $80 million for both fiscal 2004 and 2003 and mainly represented the minority interest related to TEN Group.

Currency translation. We recorded net currency translation losses of $7 million in fiscal 2004 related to the realization of currency translation gains related to TEN Group distributions, currency translation losses related to the repayment of inter-company loans by our New Zealand operations and the divestiture of 30% of our interest in New Zealand. This compared to a $1 million gain in fiscal 2003.

Net earnings before discontinued operations. Our net earnings before discontinued operations for fiscal 2004 were $194 million compared to $115 million for fiscal 2003.

Discontinued operations. In 2004, we commenced a process to sell all of Fireworks Entertainment’s production and distribution operations, resulting in the classification of these operating results as a loss from discontinued operations and its assets and liabilities as assets and liabilities of discontinued operations. This process was completed in 2005. These operations were previously classified in the Canadian Entertainment segment. Impairment charges of $211 million including goodwill impairment of $31 million were recorded to adjust the assets to their fair values based upon recent estimates less cost to dispose. Net loss from discontinued operations was $208 million for the year ended August 31, 2004 compared to $69 million for the same operations for the year ended August 31, 2003.

Net earnings (loss). Our net loss for fiscal 2004 was $13 million or ($0.08) per share compared to a net earnings of $46 million or $0.22 per share for fiscal 2003.

SEGMENT RESULTS

Publishing and online

•	Revenues. Segment revenues for fiscal year 2004 were $1,194 million, a decrease of $15 million, or 1%, from the revenues recorded in the fiscal 2003. This decline reflects the publishing asset sale in February 2003; the divested assets accounted for $40 million of our publishing and online revenues during fiscal 2003. Our remaining publishing assets recorded an increase of $25 million, or 2%, compared to fiscal 2003. Excluding the impact of the publishing asset sales, advertising revenues were up approximately 2% overall due to flat lineage and increased pricing. The flat lineage reflects increases in classified and retail advertising that were partially offset by decreases in national account lineage most significantly in the automotive sector. The increase in rates reflects increases for national accounts; the rates achieved for retail decreased as a result of an increased use of inserts versus run of press. While circulation numbers excluding the asset sales were flat, circulation revenue excluding those asset sales increased marginally as a result of achieving an increase in revenue per copy due to price increases.

•	Operating expenses. Segment operating expenses (including selling, general and administrative expenses) for fiscal year 2004 declined by $23 million compared to fiscal 2003. This decline reflects a $30 million decrease in operating expenses attributable to publishing assets sold, partially offset by a $6 million increase in operating expenses attributable to our continuing operations. The modest increase reflected normal salary escalations and increases in certain administrative costs including pension expense, partially offset by cost reductions attributable to the restructuring undertaken in the latter part of fiscal 2003. Newsprint expenses increased approximately 1%, reflecting an increase in the cost of newsprint partially offset by reduced consumption.

•	Segment operating profit. Segment operating profit for fiscal year 2004 increased by $9 million compared to the same period in the prior year. Excluding the impact of the publishing assets sold to Osprey Media, segment operating profit was $19 million, or 8%, higher than in fiscal 2003, driven primarily by the increase in revenues.

•	Restructuring Expenses. Restructuring expenses of $9 million were recorded in respect of this segment for fiscal year 2003 consisting of employee severance costs. These charges are not reflected in segment operating profit.

Canadian television

•	Revenues. Segment revenues for fiscal year 2004 declined by 5%, or $40 million, to $690 million from $730 million recorded in fiscal 2003 as a result of a 7% decrease in airtime sales for fiscal year 2004. The decrease in airtime sales primarily reflects an increasingly competitive market place, a decline in ratings and decreased advertising spending from certain sectors, particularly packaged goods and retail. Airtime revenue decreases were most significant in the first quarter of fiscal 2004 with an 11% decrease compared to the first quarter of fiscal 2003.

This decrease was partially offset by an approximately $3 million increase in revenues from the sale of program rights resulting from an increase in television program production by Global Television. In addition, our seven digital specialty channels reported increases in both subscriber and advertising revenue. Overall, digital revenues increased by 22% to $10 million in fiscal year 2004 compared to the same period in the previous year. There are now more than 3.4 million subscribers to our digital services, representing a 17% increase in fiscal 2004. Our seventh channel, Cool TV was launched in the first quarter of fiscal 2004.

•	Operating expenses. Segment operating expenses (including selling, general and administrative expenses) were $543 million for fiscal year 2004, which is $29 million, or 6%, higher than segment operating expenses for fiscal year 2003. This reflected increases in expenses due to the following:

•	program amortization, which comprises approximately 50% of segment operating expenses, increased by approximately $14 million, or 6%, for fiscal 2004 as compared to fiscal 2003. This included charges related to the discontinuance of certain programming activities such as the Mike Bullard Show as well as increased costs of new program offerings;

•	increased pension expense primarily as a result of an increase in the amortization of the actuarial loss in our defined benefit pension plans; and

•	increased levies for the Society of Composers, Authors and Music Publishers of Canada, or SOCAN, were introduced resulting in an expense increase of approximately $2 million for fiscal year 2004, including approximately $1.5 million which related to retroactive assessment for prior fiscal years.

These increases were partially offset by cost reductions achieved through savings as a result of headcount reductions undertaken in the second half of fiscal 2003.

•	Segment operating profit. As a result of revenue decreases and expense increases, Canadian television segment operating profit for fiscal 2004 decreased 32% to $147 million compared to $216 million for fiscal 2003.

•	Restructuring Expenses. Restructuring expenses of $2 million were recorded in respect of this segment for fiscal 2004 and $3 million were recorded in respect of this segment for fiscal 2003 consisting of employee severance costs. These charges are not reflected in segment operating profit.

Australian television

•	Revenues. Segment revenues for fiscal year 2004 increased by 22% to $721 million from $587 million for the same period in the prior year. In domestic currency, segment revenues increased 14% reflecting Network TEN’s strong rating performance in a strong television advertising environment. The strength of the Australian currency contributed an additional 8% increase on translation to Canadian dollars.

•	Operating expenses. Segment operating expenses for fiscal 2004 increased 16% to $465 million compared to $400 million for fiscal 2003. In domestic currency, operating expenses increased 8% primarily as a result of increased programming expenses. The strength of the Australian currency added an additional 8% increase on translation to Canadian dollars.

•	Segment operating profit. Segment operating profit increased by 37% to $256 million for fiscal 2004, compared to $187 million for fiscal 2003, as the increase in revenues more than offset the increase in operating expenses.

New Zealand television

Revenues for New Zealand’s 3 and C4 television networks increased by 14% to $108 million for fiscal year 2004 from $95 million the previous year. In local currency, revenues increased by 6%, reflecting growth in New Zealand television advertising expenditures. C4 (formerly TV4) was re-launched in fiscal 2004 as New Zealand’s first free-to-air music channel and has contributed to the increase in revenues. The stronger New Zealand currency contributed an additional 8% increase. In local currency, operating expenses for New Zealand’s 3 and C4 television networks decreased by 6% primarily as a result of reduced programming costs partially due to the increased purchasing power of the New Zealand dollar. In addition, in fiscal 2003 programming expense was higher as a result of the write-down of inventory in anticipation of the C4 format change. On translation to Canadian dollars, operating expenses for New Zealand’s 3 and C4 television networks were flat as compared to fiscal 2003, as a result of the strengthened New Zealand currency. New Zealand’s 3 and C4 produced segment operating profit of $23 million, more than twice the segment operating profit of $10 million recorded in fiscal year 2003.

Irish television

Segment revenues increased by 5% to $34 million for fiscal 2004 from $32 million in fiscal 2003. Segment operating expenses increased by 4% as a result of general cost and wage increases. Segment operating profit increased by 9% to $11 million from $10 million recorded in fiscal 2003, reflecting the increase in segment revenues, which more than offset the increase in segment operating expenses.

New Zealand radio

CanWest RadioWorks in New Zealand continued its steady performance, with increasing revenues and segment operating profit for fiscal year 2004. Segment revenues grew by 18% to $87 million from $73 million in the same period in the previous year. Domestic currency segment revenues grew by 10%, with an additional 8% increase as a result of translation to Canadian currency. The revenue increase was driven principally by growth in radio advertising expenditures in New Zealand. As a result of growth segment revenue and a strengthening New Zealand currency, RadioWorks’ segment operating profit grew to $27 million from $21 million in fiscal 2003.

Australian outdoor advertising

Segment revenues increased by $13 million, or 21%, to $77 million from $64 million for fiscal 2003. This increase reflected 13% growth in revenue in domestic currency with a further 8% increase as a result of currency translation. Segment operating profit increased by $10 million to $14 million fiscal year 2004, as compared to $4 million for fiscal year 2003.

Corporate and other

Segment expenses increased from $23 million in fiscal 2003 to $27 million in fiscal 2004. Restructuring expenses of $1 million were incurred in respect of this segment in fiscal 2003 consisting of employee severance costs.

CONSOLIDATED QUARTERLY FINANCIAL RESULTS

For the three month periods ended (in thousands of dollars, except as noted)

(unaudited)

2005

	31-Aug	31-May	28-Feb	30-Nov
Revenue	701,537	809,722	688,653	872,630
Operating income before amortization	84,322	197,614	148,696	289,605
Amortization of intangibles	5,456	4,988	4,958	4,939
Amortization of property, plant, and equipment and other	24,743	24,914	24,643	22,859
Net earnings (loss) from continuing operations	(102,089)	58,823	28,242	35,446
Net earnings (loss)	(106,039)	52,718	28,196	35,415
Cash flow from continuing operating activities	202,539	72,948	175,313	18,488
Cash flow from operating activities	214,141	83,298	181,628	36,629
Net earnings (loss) from continuing operations per share
Basic	($0.57)	$0.33	$0.16	$0.20
Diluted	($0.57)	$0.33	$0.16	$0.20
Net earnings (loss) per share
Basic	($0.60)	$0.30	$0.16	$0.20
Diluted	($0.59)	$0.30	$0.16	$0.20

2004

(Revised: see note 1 to the audited consolidated financial statements)

	31-Aug	31-May	28-Feb	30-Nov
Revenue	664,990	783,941	661,865	800,604
Operating income before amortization	120,837	202,367	143,495	250,399
Amortization of intangibles	4,542	4,552	4,550	4,538
Amortization of property, plant, and equipment and other	20,646	25,369	24,210	23,877
Net earnings (loss) from continuing operations	59,767	52,475	(1,535)	83,592
Net earnings (loss)	61,966	54,337	(211,277)	81,496
Cash flow from continuing operating activities	184,685	52,003	114,761	42,834
Cash flow from operating activities	186,943	75,962	105,862	41,507
Net earnings (loss) from continuing operations per share
Basic	$0.34	$0.30	($0.01)	$0.47
Diluted	$0.34	$0.30	($0.01)	$0.47
Net earnings (loss) per share
Basic	$0.35	$0.31	($1.19)	$0.46
Diluted	$0.35	$0.31	($1.19)	$0.46

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED AUGUST 31, 2005

Following is a table of segmented results for the three months ended August 31, 2005 and August 31, 2004:

	Revenue		Segment operating profit
	2005	2004	2005	2004
	$000 (unaudited)	$000 (unaudited) (REVISED)(1)	$000 (unaudited)	$000 (unaudited) (REVISED)(1)
Operating Segments
Publishing and Online - Canada	290,242	280,807	38,869	53,348

Television
Canada	133,949	130,590	(13,313)	(20)
Australia - Network TEN	187,439	175,415	61,634	58,405
New Zealand	33,192	29,682	7,894	5,630
Ireland	7,351	7,110	1,712	1,712

Total television	361,931	342,797	57,927	65,727
Radio - New Zealand	22,199	21,418	5,879	6,544
Outdoor - Australia	27,165	19,968	5,149	4,116
Corporate and other	—	—	(11,502)	(6,453)

	701,537	664,990	96,322	123,282

Ravelston management contract termination			(12,000)	—
Restructuring and film and television impairment expense			—	(2,445)

Operating income before amortization			84,322	120,837

(1)	See note 1 to our audited consolidated financial statements.

CONSOLIDATED RESULTS

Revenues. Consolidated revenues increased by $37 million or 5% to $702 million for the three months ended August 31, 2005 from consolidated revenues of $665 million for the same period in fiscal 2004. Revenues for the fourth quarter reflected an 9% increase in revenues from international media operations, a 3% increase in Canadian television revenues and a 3% increase in Canadian Publishing and Online revenues.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $63 million or 12% to $605 million. This increase reflects expense increases in all operating segments.

Ravelston management contract termination. Effective April 2005, we terminated the agreement under which we received management services from The Ravelston Corporation Limited (“Ravelston”). The agreement provided for annual payments of $6 million to Ravelston as well as the payment of a fee upon termination. In August 2005, we and RSM Richter Inc., in its capacity as interim receiver, receiver manager and monitor of Ravelston, received Court approval for a termination payment in the amount of $12 million, which was paid in September 2005. This charge was recorded in operating expenses for the year ended August 31, 2005.

Operating income before amortization. Consolidated operating income before amortization decreased by 30% to $84 million for the three months ended August 31, 2005 from $121 million for the same period last year. The decrease in operating income before amortization reflected increases for international media operations that were offset by decreases in operating income from the Canadian media operations and the Ravelston management contract termination.

Amortization. Amortization of intangibles was $5 million in the fourth quarter of both fiscal 2005 and 2004. Amortization of property plant and equipment was $25 million in fiscal 2005 compared to $21 million in fiscal 2004. The increase in amortization of property plant and equipment reflect acquisitions made in fiscal 2005 and fiscal 2004.

Financing costs. Interest expense was $59 million for the three months ended August 31, 2005 compared to $80 million in the previous year, reflecting a reduced level of debt as well as reduced interest rates achieved through our refinancing activities in fiscal 2005 and in fiscal 2004.

Interest rate and foreign currency swap losses. For the three months ended August 31, 2005, we recorded a $109 million loss equivalent to the change in fair value of interest rate and foreign currency interest rate swaps on debt that has been retired. This compared to a loss of $102 million for the same period in fiscal 2004.

Foreign exchange gains. We recorded net foreign exchange gains of $47 million in the three months ended August 31, 2005 compared to a gain of $41 million for the same period in 2004. This reflects gains of $49 million on repayment of US dollar denominated debt net of a $2 million loss on the translation of U.S. debt which is not hedged and a loss on the translation of US dollar cash.

Investment gains. For the three months ended August 31, 2005, we recorded an investment gain of $1 million, compared to a $118 million gain for the same period the previous year. The gain in 2005 relates to gains on disposal of property plant and equipment. The gain in fiscal 2004 reflects a $66 million gain from completing the initial public offering and refinancing of our New Zealand operations, which reduced our ownership from 100% to 70% and a $51 million gain from selling our 29.9% interest in Ulster Television.

Goodwill impairment. For fiscal 2005, we performed our annual impairment testing and determined that the goodwill related to the National Post was impaired and as a result, recorded an impairment of $41 million.

Asset impairment. For fiscal 2005, we performed our annual impairment testing and determined that an intangible asset related to the National Post was impaired and as a result, recorded an impairment of $10 million.

Income taxes. Our income tax recovery was $34 million for the three months ended August 31, 2005, compared to $10 million in the same period of fiscal 2004. The effective tax rate of 28% was below the Company’s statutory rate of 35% due to the effect of non-tax deductible goodwill impairment of $14 million offset by the resolution of uncertain tax position in the amount of $5 million.

Minority interests. For the three months ended August 31, 2005 we recorded minority interests charges related to the 30% minority interests in CanWest MediaWorks (NZ) and the 43.6% minority interests in TEN Group of $1 and $17 million, respectively. The minority interests charge related to TEN Group decreased 6% as compared to the $18 million charge for the same period in fiscal 2004 as a result of the decrease in TEN Group’s net earnings in the quarter. There was only a nominal minority interests charge related to CanWest MediaWorks (NZ) for fourth quarter of fiscal 2004 because it was wholly owned to July 2004.

Net earnings from continuing operations. Our net loss from continuing operations for the three months ended August 31, 2005 were $102 million, or ($0.57) per share, compared to net earnings of $60 million, or $0.34 per share, for the three months ended August 31, 2004.

Discontinued operations. In July 2005, we sold a substantial portion of our entertainment operations. The loss from discontinued operations was $4 million for the three months ended August 31, 2005 compared to earnings of $2 million for the same operations for the three months ended August 31, 2004.

Net earnings. Our net loss for the three months ended August 31, 2005 was $106 million or ($0.57) per share compared to net earnings $62 million or $0.34 per share for the fourth quarter of fiscal 2004.

Segmented Results

Publishing and online

•	Revenues. Revenues increased by $9 million or 3% to $290 million for the three months ended August 31, 2005 as compared to the same period in the prior year. Increases in advertising revenues resulted from rate increases as well as from increases in revenues from online classifieds. Revenues from online classifieds increased to $4 million for the three months ended August 31, 2005 from less than $1 million dollars for the same period in the prior year. Circulation revenues were $61 million for the three months ended August 31, 2005 and 2004 and represented 21% of newspaper and online segment revenues for the three months ended August 31, 2005 compared to 22% for the same period in the prior year. Circulation volume decreased by 2%, while the average rate per copy increased by 2%, which resulted in flat circulation revenues for the three months ended August 31, 2005 as compared to the same period in fiscal 2004.

•	Operating expenses. Segment operating expenses increased by $24 million or 11% to $251 million for the three months ended August 31, 2005 as compared to the same period in the prior year, primarily as a result of increased payroll costs including increased costs of executive management. Newsprint costs increased by approximately 1% reflecting reduced pricing offset by increased newsprint usage.

•	Segment operating profit. Segment operating profit for the three months ended August 31, 2005 decreased by $14 million or 27% compared to the same period in the prior year. The decrease in segment operating profit arose from increased operating costs and by losses of $5 million related to Dose and the Metro joint venture, both of which commenced operations in 2005.

Canadian television

•	Revenues. In total, revenues from our Canadian television operating segment of $134 million were $3 million or 3% higher than the $131 million recorded in the same period in fiscal 2004. This reflected a 3% decrease in airtime revenues. Subscriber revenues from our specialty channels increased by 15% for the fourth quarter of fiscal 2005 as compared to the same period in fiscal 2004, reflecting a 16% increase in subscribers.

•	Operating expenses. Operating expenses (including selling, general and administrative expenses) of $147 million at Canadian television operations were $17 million, or 13% higher than in the same period the prior year primarily the result of an increase in program amortization expense and promotion as we continue to invest in our schedule in order to increase ratings.

•	Segment operating loss. Our Canadian television segment recorded an operating loss of $13 million for the fourth quarter of fiscal 2005 compared to break even for the same period in fiscal 2004. This reflects the increases in expenses off set by the increased revenue previously mentioned.

Australian television

•	Revenues. Segment revenues increased by 7% to $187 million for the three months ended August 31, 2005, from $175 million during the same period in the prior year. In local currency, revenues increased 8%, reflecting TEN’s strong rating performance in the quarter in a tough television advertising environment.

•	Operating expenses. Segment operating expenses increased 8% to $126 million for the three months ended August 31, 2005 compared to $117 million for the same period in fiscal 2004, primarily reflecting increased programming costs.

•	Segment operating profit. Segment operating profit increased by 6% to $62 million for the fourth quarter of 2005, compared to $58 million in the same period in fiscal 2004.

New Zealand television

•	Revenues. Revenues from television broadcast operations for New Zealand’s 3 and C4 television networks increased by 12% to $33 million for the fourth quarter of fiscal 2005 from $30 million for the same period in fiscal 2004 reflecting improved audience share in a strong advertising environment. In local currency, revenues increased 13%, reflecting New Zealand’s strong rating performance.

•	Operating expenses. Operating expenses increased by 5% to $25 million for the fourth quarter of fiscal 2005 from $24 million, as a result of increased programming expenses.

•	Segment operating profit. New Zealand 3 and C4 produced segment operating profit of $8 million, a $2 million or 40% increase from the results recorded in the fourth quarter of 2004.

Irish television

Our 45% share of revenues at TV3 in the Republic of Ireland increased by 3% to $7 million in the fourth quarter of fiscal 2005 compared to the fourth quarter of fiscal 2004. Our share of TV3’s segment operating profit stayed flat at $2 million for both the three months ended August 31, 2005 and 2004.

New Zealand radio

CanWest RadioWorks continued its steady performance, increasing revenues for the three months ended August 31, 2005. Revenue grew by 4% to $22 million from $21 million during the fourth quarter of the previous year. Segment operating profit declined by 10% to $6 million for the three months ended August 31, 2005 as compared to the same period the previous year, due to the significant start up costs associated with Radio Live and the branding costs related to Kiwi FM.

Australian outdoor advertising

Segment revenues increased by $7 million, or 36%, to $27 million for the three months ended August 31, 2005 from $20 million for the fourth quarter in fiscal 2004. This increase reflected 38% growth in revenue in local currency. Our segment operating profit from TEN Group’s outdoor advertising operations increased by $1 million to $5 million as compared to the fourth quarter in fiscal 2004 driven by Eye Corp.’s acquisition of the remaining 50% of Eye Shop as well as stronger airport advertising revenues.

Corporate and other

Corporate and other segment expenses increased to $12 million in for the three months ended August 31, 2005 compared to $6 million in the same period in the prior year due to increased costs related to analysis and documentation of our internal controls in preparation for the requirements under section 404 of the Sarbanes Oxley Act, as well as, expenses related to a corporate reorganization and increased expenses related to corporate development initiatives.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short term and long term debt. We believe these sources of funds, together with our cash on hand, will continue to be adequate to meet our currently anticipated capital requirements.

We also review acquisition and investment opportunities in the course of our business and will, if a suitable opportunity arises and is permitted by the terms of our debt instruments, make selected acquisitions and investments to implement our business strategy. We expect that the funding for any such acquisitions or investments would come from working capital, borrowing under our credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these methods. Similarly, from time to time, we review opportunities to dispose of non-core assets, and may, if a suitable opportunity arises, sell certain non-core assets.

For 2006, we expect our major non-operating cash requirements to include expected capital expenditures of approximately $151 million, swap recouponing payments as discussed below in swap transactions and repayment of $21 million in principal payments on long term debt due in fiscal 2006 and US$42 million related to the acquisition of Turkish radio operations. We expect to meet our cash needs for fiscal 2006 primarily through a combination of operating cash flow, cash on hand and our credit facilities.

CanWest MediaWorks Income Fund and related transactions

In October 2005, we transferred our investment in our newspaper and online operations (excluding the National Post) and certain shared service operations, which provide customer support and administrative services, to the Limited Partnership. In exchange, we received units of the Limited Partnership representing a 74.2% ownership interest and notes receivable of $1,340 million.

Concurrently, the Fund closed its initial public offering (“IPO”) of units and invested the net proceeds of $517 million for units of the Limited Partnership representing a 25.8% interest.

In addition, the Limited Partnership obtained credit facilities in the amount of $1 billion, consisting of an $825 million non-revolving term credit facility and a $175 million revolving term credit facility. The revolving facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker’s acceptance rate or LIBOR plus, in each case, an applicable margin. The non-revolving facility matures in five years, and bears interest at the prevailing prime rate, U.S. base rate, banker’s acceptance rate or LIBOR plus, in each case, an applicable margin. On closing of the IPO, the Limited Partnership drew $830 million on its credit facilities. The Limited Partnership has entered into five year interest rate swap contracts to fix the interest payments on a notional amount of $825 million for the first three years and $660 million for the remaining two years resulting in an effective interest rate of 5.0%.

The Limited Partnership utilized the proceeds of the issuance of the units to the Fund and $823 million of drawings under its new credit facilities to repay the $1,340 million note payable to the Company.

As a result of the transaction, we will record a dilution gain or loss on the sale of a 25.8% interest in the operations transferred to the Limited Partnership. The amount of the gain or loss has not been determined. We will continue to consolidate the results of these operations.

In October 2005, we obtained a new $500 million revolving term credit facility. The revolving facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker’s acceptance rate or LIBOR plus, in each case, an applicable margin. This facility is secured by substantially all our directly held assets, including the assets of our Canadian broadcast operations and the National Post as well as by other investments. The total leverage covenant under the new facility is 5.0 times cash flow. On October 13, 2005, we drew $418 million on this facility.

The net proceeds from the IPO and the Limited Partnership debt as well as proceeds of $401 million from our new credit facility were utilized to retire certain debt and interest rate and cross currency interest rate contracts as follows:

a.	In October 2005, we completed tender offers for the 10.625% senior subordinated notes payable due in 2011 and the 7.625% senior unsecured notes payable due in 2013. Substantially all of the notes under these facilities were settled. Debt with a book value of $772 million, and related deferred financing costs of $28 million were retired for cash of $849 million. The transaction resulted in a loss on debt retirement of $71 million, net of tax of $34 million. As a result of the repayment of these notes we recorded a swap loss of $22 million, net of tax of $12 million related to the associated cross currency interest rate swaps in the first quarter of fiscal 2006.

b.	In October 2005, we retired the senior credit facility. Debt with a book value of $526 million and deferred financing costs of $6 million were settled for cash of $526 million. The transaction resulted in a loss on debt retirement of $4 million, net of tax of $2 million. In addition, as a result of the settlement of this debt, we recorded a loss of $48 million, net of tax of $27 million related to the associated interest rate and cross currency interest rate swaps in the first quarter of fiscal 2006.

c.	In November 2005, we retired interest rate and cross currency interest rate swap contracts relating to the 7.625% notes, the 10.625% notes and 50% of the cross currency interest rate swap related to the senior secured credit facilities for cash of $365 million.

Upon closing of the above noted transactions, our consolidated debt was reduced by $400 million to $2,194 million.

Following the Income Fund transactions in October 2005 our cash flow from the Publications Group will be diluted for the 25.8% interest held by the Income Fund and will be received by way of distributions from the Limited Partnership, a portion of which are subordinated. If distributable cash of the Limited Partnership is not sufficient to pay the entire distribution our share will be disproportionately affected by the shortfall.

Sources of Funds

Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At August 31, 2005, we had cash on hand of $30 million including $12 million of TEN Group cash and $2 million of CanWest MediaWorks (NZ) cash. We generated cash flows from operating activities of continuing operations of $469 million in fiscal 2005 and $394 million in fiscal 2004.

In addition to the above sources of liquidity, we had unused borrowing capacity under our credit facility of $413 million at August 31, 2005. TEN Group had unused borrowing capacity of A$520 million under its credit facilities.

In October 2005, we obtained a new $500 million revolving term credit facility as discussed in the CanWest MediaWorks Income Fund and related transactions section of this report.

Investing activities

In October 2005, we received proceeds of $1,340 million from the Limited Partnership which consisted of $517 million relating to the proceeds received from the initial public offering of the Fund and $823 million related to new debt obtained by the Limited Partnership. For further discussion of these activities, refer to CanWest MediaWorks Income Fund and related transactions section of this report.

We expect to receive annual distributions of approximately $146 million from the Limited Partnership related to our 74.2% interest. $108 million of these distributions will be payable to us on the same priority as the amounts payable to the Income Fund while the remaining $38 million is subordinated and will be payable on a quarterly basis only if the Limited Partnership has sufficient distributable cash.

Uses of Funds

Capital Expenditures

In fiscal 2005, our capital expenditures amounted to $99 million. We also invested $2 million in the acquisition of new FM radio frequencies related to our New Zealand radio operations. In fiscal 2006, we expect to increase our capital expenditures to approximately $151 million. This amount includes $40 million in technical upgrades, $10 million for a broadcast traffic system in Canada, and $75 million to replace existing equipment.

Swap transactions

Under our credit facility, we are required to maintain the fair value of our foreign currency and interest rate swaps above a prescribed minimum liability ($600 million at August 31, 2005). In addition, there are prescribed minimums with individual counterparties. Under these agreements, which have two-way recouponing provisions, we were required to make net recouponing payments of $97 million in the year ended August 31, 2005. Subsequent to year-end, we were required to make further recouponing payments of $118 million. In October 2005, we settled swaps as described in the CanWest MediaWorks Income Fund and related transactions section of this report

Investing activities

In fiscal 2005, Eye Corp, Eye Corp acquired the remaining 50% of Eye Shop Pty Limited (formerly Eye Village Joint Venture). Also, in July 2005, Eye Corp acquired 100% of Eye Drive Melbourne Pty Limited (formerly Southcoast Pty Limited).

In addition, on September 21, 2005, we announced the acquisition of an equity interest in CGS Televizyon Ve Radyo Yayinciligi Ticaret Anonim Sirketi (“CGS”) that in turn was successful in its bid to acquire the assets of Super FM for consideration of US$33 million, which will be payable upon completion of the transaction. On September 22, 2005, we announced that Pasifik Televizyon Ve Radyo Yayinciligi Ticaret A.S. (“Pasifik”) was successful in its bid to acquire the assets of Metro FM for consideration of US$23 million, which will be payable upon completion of the transaction. In exchange for the payment of US$42 million, we will acquire a 75% economic interest in both CGS and Pasifik. These transactions, which are subject to regulatory approvals by certain Turkish authorities, are expected to be completed within 90 days of the announcement. Subject to a relaxation of foreign ownership restrictions and the receipt of all necessary regulatory approvals, we have the right to convert our interest to a 75% equity interest in Metro FM and Super FM.

Debt

General

At August 31, 2005, we had total outstanding consolidated debt of $2,907 million, including TEN Group debt of $309 million and CanWest MediaWorks (NZ) debt of $155 million, compared to debt of $3,216 million as at August 31, 2004. In addition, we had obligations under capital leases of $17 million. For additional information concerning our indebtedness see notes 7 and 8 to our audited consolidated financial statements for the year ended August 31, 2005.

In October 2005, specific debt was repaid and the credit facility was refinanced as described in the CanWest MediaWorks Income Fund and related transactions section of this report.

Credit Facility

Total credit available under our senior secured credit facility was $759 million as of August 31, 2005, of which we had drawn $346 million. The facility includes revolving and non-revolving tranches with terms ranging from two and a half to five years. The credit facility is collateralized by substantially all of our assets.

Total leverage as calculated under our credit facility was 4.7 times cash flow for debt covenant purposes for the twelve months ended August 31, 2005 compared to a covenant of 6.0 times. On closing of the CanWest MediaWorks Income Fund and related transactions in October 2005, our total leverage as calculated under our new credit facility was 3.74. The total leverage covenant under the new credit facility is 5.0 times.

Refinancing of Junior Subordinated Notes

In November 2004, we successfully completed the refinancing of our junior subordinated notes. These notes were issued to Hollinger as consideration for the purchase of our publishing operations in November 2000. Interest obligations under these notes to November 2005 were payable via the issuance of additional notes. The $904 million (including accrued interest to November 18, 2004) 12.125% notes due November 2000 were effectively settled through the issuance of $908 million (US$761 million) in senior subordinated notes due 2012. The premium on the old notes was expensed in our first quarter of 2005. The new notes carry an interest rate coupon of 8%, which is settled in cash on a semi-annual basis, and will result in annual interest savings of approximately $40 million.

Tender offer

As discussed in the CanWest MediaWorks Income Fund and related transactions section of this report, we closed tender offers on the 10.625% senior subordinated notes and 7.625% senior unsecured notes payable in the principal amount of US$625 million.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company’s obligations under firm contractual arrangements, including commitments for future payments under long term debt arrangements, operating lease arrangements, purchase commitments and other long term liabilities as at August 31, 2005 are summarized below.

	Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	Thereafter
	$000	$000	$000	$000	$000
Long term debt (1)	2,907,107	21,017	9,853	748,177	2,128,060
Cash interest obligations on long term debt (2)	1,097,178	201,520	385,684	319,000	190,974
Cash payments on interest rate and foreign currency swap liabilities (3)	245,208	28,451	50,080	166,677	—
Obligations under capital leases	23,946	2,637	8,419	7,522	5,368
Operating leases	355,168	72,828	104,994	56,580	120,766
Purchase obligations (3)	1,684,771	401,571	684,817	598,383	—
Estimated pension funding obligations (4)	85,367	16,699	34,255	34,413	—
Other long term liabilities	126,432	—	82,127	—	44,305

Total	6,525,177	744,723	1,360,229	1,930,752	2,489,473

(1)	Long term debt represents our contractual commitments as of August 31, 2005 and do not take into account the transactions discussed in the CanWest MediaWorks Income Fund and related transactions section of this report. As a result of the refinancing, long term debt repayments for the periods noted will be as follows: less than 1 year – $17 million, 1-3 years – $1 million, 3-5 years – $315 million and thereafter – $2,338 million.

(2)	Interest obligations on long term debt represents an estimate of future cash interest expense based on current interest rates, current debt levels and scheduled debt repayments and their related interest rate and foreign currency interest swaps. As a result of the Income Fund transaction cash interest expense for the periods noted will change as follows: lease than 1 year – decrease by $30 million, 1-3 years – $72 million, 3-5 years will decrease by $26 million and thereafter will decrease by $37 million.

(3)	Cash payments on interest rate and foreign currency swap liabilities represents an estimate of future cash payments based on current interest rate levels and current foreign exchange rates.

(4)	Purchase obligations represent an estimate of our contractual commitments to purchase broadcast rights and to make investments in television programs.

(5)	Pension funding obligation estimates have only been included for the next five years.

FINANCIAL INSTRUMENTS

Our primary market risk exposures are interest rate and foreign currency exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to total long-term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivatives for trading purposes.

As at August 31, 2005, we have fully hedged the currency exposure on our U.S. dollar denominated debt with the exception of senior and senior subordinated notes in the amount of US$42 million, and have fixed the interest rate of 100% of our floating rate debt by entering into a combination of cross currency swaps and interest rate swaps.

As of August 31, 2005, we have entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 6.5%) and receive floating rates of interest (at an average rate of 2.7%) on a notional amount of $448 million. We have entered into pay fixed receive floating cross currency swap contracts at an average rate of 6.7% on a notional amount of $1,051 million and receive floating rates of 3.8% on a notional amount of US$679 million. We have also entered into pay floating receive fixed cross currency swap contracts at an average floating rate of 7.0% on a notional amount of $1,862 million and an average fixed rate of 8.9% on a notional amount of US$1,386 million. As part of the refinancing discussed in the CanWest MediaWorks Income Fund and related transactions section of this report, a portion of the cross currency swaps were settled in the first quarter of fiscal 2006.

We are also exposed to foreign exchange and interest rate risk as a result of debt and related swaps issued by CanWest MediaWorks (NZ), TV3 Ireland, and TEN Group. As at August 31, 2005, our share of the TV3 debt was $12 million (€8 million). €10 million of this debt was swapped to a fixed rate (at an average rate of 3.2%) and the remainder of the debt bears interest at a floating rate. As at August 31,2005, CanWest MediaWorks (NZ) had $155 million (NZ$188 million) of debt. NZ$165 million of this debt was swapped to a fixed rate (at an average rate of 6.5% until 2006), and the remainder of the debt bears interest at a floating rate.

At August 31, 2005, TEN Group had long term debt of $309 million (A$346 million). TEN Group has entered into “pay floating receive fixed” cross currency swap contracts at an average floating rate of 7.0% on a notional amount of A$210 million and “received fixed” swap contracts at an average rate of 5.4% on a notional amount of US$ 125 million. TEN Group has also entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 5.7%) on a notional amount of A$285 million.

Based on the swap contracts outstanding and the level of variable rate debt at August 31, 2005, we estimate that a 1% increase in floating interest rates would increase annual interest expense by $21 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of August 31, 2005, our outstanding swap contracts were in a net unrealized loss position of $119 million (including $2 million related to TEN Group). In addition, we have recorded the effect of hedging instruments on the US$ principal balance of debt of $356 million (including $39 million related to TEN Group).

As of August 31, 2005, assuming all other variables are held constant, a 10 basis point parallel upward shift in the Canadian and U.S. fixed yield would result in a $4 million deterioration in the mark to market value of all swaps, excluding TEN Group. A $0.001 change in the value of the Canadian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $3 million change in the mark to market value of the cross currency swaps. A $0.001 change in the value of the Australian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $0.3 million change in the mark to market value of the cross currency swaps.

RELATED PARTY TRANSACTIONS

Senior subordinated notes held by CanWest Communications Corporation, our parent company totaled $50 million (US$42 million) at August 31, 2005 (2004 - $55 million (US$42 million)). This debt, issued in May 2001, matures May 15, 2011 and bears interest at 10.625%. Interest expense related to this debt totaled $6 million in fiscal 2004 (2003 - $6 million). In October 2005, we settled these notes under the same terms offered to unrelated senior subordinated note holders for $55.4 million.

A company which is owned by CanWest Communications Corporation owns CanWest Global Place in Winnipeg, Manitoba, a building in which the we are a tenant. Rent paid to this company in fiscal 2005 amounted to $1 million (2004 - $1 million) and is included in selling, general and administrative expenses. The obligations under these operating leases continue until 2010.

All the related party transactions have been recorded at the exchange amount, which are representative of market rates.

DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from United States GAAP. The significant differences relevant to the Company are discussed in detail in note 25 of Notes to the Consolidated Financial Statements for the years ended August 31, 2005 and August 31, 2004.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Following is a reconciliation of operating income before amortization, a non-GAAP measure, to net earnings, its most closely comparable GAAP measure.

	For the three months ended August 31, (unaudited)		For the years ended August 31,
	2005	2004	2005	2004	2003
		(Revised)(1)		(Revised)(1)	(Revised)(1)
Net earnings (loss)	(106,039)	61,966	10,290	(13,478)	46,088
Amortization	30,199	25,188	117,500	112,284	111,604
Interest and other financing expenses	171,526	188,025	453,067	462,027	408,296
Investment gains, losses, interest and dividend income	(1,717)	(121,145)	(4,158)	(128,665)	(12,772)
Foreign exchange gains	(47,319)	(41,207)	(76,025)	(44,973)	(3,919)
Loss on debt extinguishment	—	—	43,992	—	—
Goodwill impairment	41,406	—	41,406	—	—
Asset impairment	9,629		9,629	—	—
Loss (income) from discontinued operations	3,950	(2,199)	10,132	207,777	68,710
Provision for income tax expense (recovery)	(33,714)	(9,701)	20,472	37,485	(46,810)
Interest in earnings (losses) of equity accounted affiliates	(492)	(3,287)	(2,043)	(2,731)	1,332
Minority interests	17,971	18,059	96,597	80,349	80,636
Realized currency translation adjustments	(1,078)	5,138	(622)	7,023	(922)

Operating income before amortization	84,322	120,837	720,237	717,098	652,243

(1)	See note 1 to our audited consolidated financial statements.

OTHER

Share Data

As at November 17, 2005 we had the following number of shares outstanding:

Multiple voting shares	76,785,976
Subordinate voting shares	98,772,468
Non-voting shares	1,844,092

Our AIF is filed on SEDAR at www.sedar.com.

CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2005 AND 2004

PricewaterhouseCoopers LLP Chartered Accountants One Lombard Place, Suite 2300 Winnipeg, Manitoba Canada R3B 0X6 Telephone +1 (204) 926 2400 Facsimile +1 (204) 944 1020

November 17, 2005

Auditors’ Report

To the Shareholders of

CanWest Global Communications Corp.

We have audited the consolidated balance sheets of CanWest Global Communications Corp. as of August 31, 2005 and August 31, 2004 and the consolidated statements of earnings (loss), retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2005 and August 31, 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants Winnipeg, Canada

November 17, 2005

Comments by Auditors on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 1. Our report to the shareholders dated November 17, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles or corrections of errors in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants Winnipeg, Canada

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

FOR THE YEARS ENDED AUGUST 31

(In thousands of Canadian dollars except as otherwise noted)

	2005	2004
		(Revised note 1)
Revenue	3,072,542	2,911,400
Operating expenses	1,617,210	1,538,466
Selling, general and administrative expenses	722,345	653,391
Ravelston management contract termination (note 21)	12,750	—
Restructuring expenses (note 9)	—	2,445

	720,237	717,098
Amortization of intangibles (note 6)	20,341	18,182
Amortization of property, plant and equipment (note 4)	91,868	89,067
Other amortization	5,291	5,035

Operating income	602,737	604,814
Interest expense	(251,853)	(338,528)
Interest income	2,631	9,141
Amortization of deferred financing costs	(12,708)	(12,641)
Interest rate and foreign currency swap losses (note 7)	(188,506)	(110,858)
Foreign exchange gains (note 7)	76,025	44,973
Investment gains, losses and write-downs (note 14)	1,527	115,786
Goodwill impairment (note 5)	(41,406)	—
Asset impairment (note 6)	(9,629)	—
Loss on debt extinguishment (note 7)	(43,992)	—
Dividend income	—	3,738

	134,826	316,425
Provision for income taxes (note 13)	20,472	37,485

Earnings before the following	114,354	278,940
Minority interests	(96,597)	(80,349)
Interest in earnings of equity accounted affiliates	2,043	2,731
Realized currency translation adjustments (note 12)	622	(7,023)

Net earnings from continuing operations	20,422	194,299
Loss from discontinued operations (note 15)	(10,132)	(207,777)

Net earnings (loss) for the year	10,290	(13,478)

Earnings per share from continuing operations (note 11):
Basic	$0.12	$1.10
Diluted	$0.12	$1.10
Earnings (loss) per share (note 11):
Basic	$0.06	($0.08)
Diluted	$0.06	($0.08)

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED BALANCE SHEETS

AS AT AUGUST 31

(In thousands of Canadian dollars)

	2005	2004
		(Revised note 1)
ASSETS
Current Assets
Cash	29,858	97,271
Accounts receivable	486,568	488,418
Inventory	13,533	13,449
Investment in broadcast rights	188,729	194,099
Future income taxes (note 13)	3,893	6,166
Other current assets	26,043	22,574
Assets of discontinued operations (note 15)	2,850	89,094

	751,474	911,071
Other investments (note 3)	23,059	26,830
Investment in broadcast rights	21,197	35,157
Property, plant and equipment (note 4)	709,222	708,311
Future income taxes (note 13)	54,058	45,826
Other assets (note 17)	200,242	158,917
Intangible assets (note 6)	1,144,299	1,179,465
Goodwill (note 5)	2,424,867	2,469,690
Assets of discontinued operations (note 15)	—	38,376

	5,328,418	5,573,643

LIABILITIES
Current Liabilities
Accounts payable	174,602	158,461
Accrued liabilities (note 9)	294,380	240,502
Income taxes payable	51,883	27,419
Broadcast rights accounts payable	78,318	65,270
Deferred revenue	36,774	34,218
Future income taxes (note 13)	44,663	48,080
Current portion of long term debt and obligations under capital leases	22,216	31,008
Liabilities of discontinued operations (note 15)	—	69,716

	702,836	674,674	Signed on
Long term debt and related foreign currency swap liability (note 7)	2,886,090	3,185,755	behalf of
Interest rate and foreign currency swap liability (note 7)	215,075	120,341	the Board
Obligations under capital leases (note 8)	16,101	17,300
Other accrued liabilities (note 17)	144,532	179,417
Future income taxes (note 13)	77,255	139,280	/s/ David
Minority interests	90,581	77,456	Drybrough

	4,132,470	4,394,223	Director

Commitments, contingencies and guarantees (note 22)
SHAREHOLDERS’ EQUITY			/s/ Leonard
Capital stock (note 10)	849,909	848,628	Aspen
Contributed surplus	7,685	4,612	Director
Retained earnings	350,291	340,001
Cumulative foreign currency translation adjustments (note 12)	(11,937)	(13,821)

	1,195,948	1,179,420

	5,328,418	5,573,643

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED AUGUST 31

(In thousands of Canadian dollars)

	2005	2004
		(Revised note 1)
Retained earnings - beginning of year	340,001	353,479
Net earnings (loss) for the year	10,290	(13,478)

Retained earnings – end of year	350,291	340,001

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31

(In thousands of Canadian dollars)

	2005	2004
		(Revised note 1)
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings from continuing operations for the year	20,422	194,299
Items not affecting cash
Amortization	130,208	124,925
Non-cash interest expense	32,021	102,092
Future income taxes	(74,349)	(8,310)
Realized currency translation adjustments	(622)	7,023
Interest rate and foreign currency swap losses net of settlements	105,366	98,055
Investment gains, losses, and write-downs	(1,527)	(115,786)
Loss on debt extinguishment	43,992	—
Goodwill and asset impairment	51,035	—
Amortization and write-down of film and television programs	6,163	5,656
Pension expense	8,254	6,276
Minority interests	96,597	80,349
Earnings of equity accounted affiliates	(2,043)	(2,731)
Foreign exchange gains	(10,407)	(5,571)
Stock compensation expense	3,073	964
Investment film and television programs	—	(12,234)

	408,183	475,007
Changes in non-cash operating accounts (note 16)	61,105	(80,724)

Cash flows from operating activities of continuing operations	469,288	394,283
Cash flows from operating activities of discontinued operations	46,408	15,991

Cash flows from operating activities	515,696	410,274

INVESTING ACTIVITIES
Other investments	426	(389)
Investment in broadcast licences	(2,182)	(5,813)
Acquisitions	(19,487)	—
Proceeds from sale of assets of discontinued operations	13,742	—
Proceeds from sales of other investments	2,171	144,127
Proceeds from divestitures	—	83,316
Proceeds from sale of property, plant and equipment	5,035	7,426
Purchase of property, plant and equipment	(99,191)	(62,556)

	(99,486)	166,111

FINANCING ACTIVITIES
Issuance of long term debt	161,321	167,500
Repayment of long term debt	(510,323)	(381,589)
Advances (repayments) of revolving facilities	4,640	(243,883)
Swap recouponing payments	(41,653)	(27,957)
Payments of capital leases	(1,100)	(358)
Issuance of share capital	1,281	1,804
Issuance of share capital of TEN Group	5,369	14,423
Payment of dividends to minority interests	(84,920)	(93,002)
Financing activities from discontinued operations	(18,354)	(57,644)

	(483,739)	(620,706)

Foreign exchange gain on cash denominated in foreign currencies	116	2,389

Net change in cash	(67,413)	(41,932)
Cash – beginning of year	97,271	139,203

Cash – end of year	29,858	97,271

The notes constitute an integral part of the consolidated financial statements.

CANWEST GLOBAL COMMUNICATIONS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2005 AND 2004

(In thousands of Canadian dollars except as otherwise noted)

1.	SIGNIFICANT ACCOUNTING POLICIES

The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, outdoor advertising, and Internet websites in Canada, Australia, New Zealand and Ireland. The Company’s operating segments include television and radio broadcasting, publishing and online operations and outdoor advertising. In Canada, the Television Broadcast segment includes the operation of the Global Television Network, Prime TV, various other conventional and specialty channels and Cool FM and The Beat radio stations. The Australian Television Broadcast segment includes TEN Group Pty Limited’s (“TEN Group”) TEN Television Network (“Network TEN”). The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers and the National Post, as well as operation of the canada.com web portal and other web-based operations. The New Zealand Television Broadcast segment includes CanWest MediaWorks NZ Limited’s 3 and C4 Television Networks. The New Zealand Radio Broadcast segment includes CanWest MediaWorks NZ Limited’s RadioWorks operation, which is comprised of six nationally-networked radio brands and two local radio brands. The Irish Television Broadcast segment includes the Company’s 45% interest in the Republic of Ireland’s TV3 Television Network. The Australian Outdoor Advertising segment includes EyeCorp Pty Limited (“Eye Corp”), an outdoor advertising operation which is wholly owned by TEN Group. Corporate and Other includes various investments in media operations, including a 29.9% interest in Northern Ireland’s Ulster Television plc (“UTV”) (sold in June 2004).

The Company’s broadcast customer base is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. Publishing and online revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company’s advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 25.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and the Company’s pro rata share of the assets, liabilities, and results of operations of TV3 Ireland (45%), Mystery (50%) (effective June 2004), and Metro (33%) (effective March 2005). The Company has determined that it is the primary beneficiary of TEN Group, a variable interest entity. Accordingly, as required by The Accounting Standards Board of the Institute of Chartered Accountants of Canada, Accounting Guideline 15 (“AcG-15”), Consolidation of Variable Interest Entities, the Company has consolidated the results of TEN Group.

Investments

The Company accounts for investments where significant influence can be exercised, but not control, using the equity method. Other investments are recorded at cost. A provision for loss in value of investments is made when a decline in value is considered other than temporary.

Investment in film and television program rights

(a)	Broadcast rights

The Company has entered into various agreements for the rights to broadcast certain feature films and television programs. The Company records a liability for broadcast rights and the corresponding asset when the programs are available for telecast. Broadcast rights are charged to operations as programs are telecast over the anticipated period of use. A loss is recognized when the carrying amount exceeds net realizable value.

(b)	Film and television programs

Investment in film and television programs represents the film and television assets that have been produced by the Company, or for which the Company has acquired distribution rights. Included in investment in film and television programs are film and television programs in progress and in development. These assets were held for sale and recorded at fair value.

Foreign currency translation

The Company’s operations in Australia, New Zealand and Ireland represent self-sustaining foreign operations, and the respective accounts have been translated into Canadian dollars in accordance with the current rate method. Assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, and revenue and expenses are translated on the basis of average exchange rates during the periods. Any gains or losses arising from the translation of these accounts are deferred and included as a component of shareholders’ equity as cumulative foreign currency translation adjustments. An applicable portion of these deferred gains and losses is included in the determination of net earnings when there is a reduction of the net investment.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization is provided over the assets’ estimated useful lives on a straight-line basis at the following annual rates:

Buildings	2 1/2	% - 5%
Machinery and equipment	4	% - 50%
Leasehold and land improvements	2 1/2	% - 20%

Impairment of long lived assets

Impairment of long lived assets is recognized when an event or change in circumstances causes the assets’ carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset or group of assets from its carrying value.

Disposal of long-lived assets and discontinued operations

Long-lived assets are classified as held for sale when specific criteria are met, in accordance with CICA Handbook Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”. Assets held for sale are measured at the lower of their carrying amounts and fair values less costs to dispose and are no longer amortized. The fair value of film and television programs are estimated on a discounted cash flow basis or firm purchase commitments, if available. Assets and liabilities classified as held for sale are reported separately on the balance sheet. A component of the Company that is held for sale is reported as a discontinued operation if the operations and cash flows of the component will be eliminated from the ongoing operations as a result of the disposal transaction and the Company will not have a significant continuing involvement in the operations of the component after the disposal transaction.

Deferred Charges

Certain pre-operating costs incurred in new business undertakings are deferred prior to the commencement of commercial operations, which is generally the time at which subscriber and advertising revenues commence. Pre-operating costs deferred in the current year amounted to $3.6 million (2004 – $1.7 million). Pre-operating costs are amortized over a period of five years. Costs related to debt financing are deferred and amortized over the term of the debt.

Capitalization of interest

Interest is capitalized as part of the cost of certain assets while they are being prepared for use. Interest of $4.3 million was capitalized in 2005 (2004 - $3.8 million).

Intangible assets

Broadcast licences, site licences, newspaper mastheads, circulation and other intangible assets are recorded at their cost which, for business acquisitions, represents the fair market value at the date of the acquisition.

Circulation, broadcast licences, site licences and other finite life intangibles are amortized over periods from 5 to 40 years. Finite life intangibles are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Intangibles with indefinite lives are not subject to amortization and are tested for impairment annually or when indicated by events or changes in circumstances. Impairment of an indefinite life intangible asset is recognized in an amount equal to the difference between the carrying value and the fair value of the related indefinite life intangible asset. The Company utilizes a direct valuation approach in determining the fair value of intangible assets.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired. Goodwill is tested for impairment annually or when indicated by events or changes in circumstances by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying value to measure any impairment loss.

Revenue recognition

Revenue derived from broadcasting activities consists primarily of the sale of airtime which is recognized at the time commercials are broadcast, net of any provisions for viewer shortfalls. Circulation and advertising revenue from publishing activities is recognized when the newspaper is delivered. Revenue derived from out-of-home advertising is recognized over the period the advertisement is being displayed. Subscription revenues for newspapers and news, business research and corporate financial information services is recognized on a straight-line basis over the term of the subscription or relevant contract.

Revenue from the sale or licencing of film and television programs is recognized when all of the following conditions are met: persuasive evidence of a sale or licencing arrangement exists, the film is complete, the contractual delivery arrangements have been satisfied, the licence period has begun, the fee is fixed or determinable and collection of the fee is reasonably assured.

Amounts received that do not meet all of the above criteria are recorded as deferred revenue on the balance sheet.

Income taxes

The asset and liability method is used to account for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities including equity accounted investments. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

Income taxes on undistributed earnings of TEN Group and CanWest MediaWorks (NZ) Limited are provided at rates applicable to distributions. Income taxes on undistributed earnings of foreign operations, other than TEN Group and CanWest MediaWorks (NZ) Limited, are not provided as such earnings are expected to be indefinitely reinvested.

Inventory

Inventory, consisting primarily of printing materials, is valued at the lower of cost and net realizable values.

Pension plans and post retirement benefits

The Company maintains a number of defined benefit and defined contribution pension and other post retirement defined benefit plans. For the defined benefit plans, the cost of pension and other retirement benefits earned by employees is determined using the projected benefit method pro rated on service and management’s estimate of expected plan investment performance, salary escalation, retirement ages of employees, expected health care costs, and other costs. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight line basis over the average remaining service period of employees active at the date of the amendment. For each plan, the excess of the net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees. Transitional obligations are amortized on a straight line basis over the average remaining service life of the employees expected to receive benefits under the plans as of September 1, 2000. Gains or losses arising from the settlement of a pension plan are only recognized once responsibility for the pension obligation has been relieved. The average remaining service period of employees covered by the pension plans is 14 years (2004 – 15 years). The average remaining service period of the employees covered by the post retirement defined benefit plans is 15 years (2004 – 15 years). The Company also maintains post retirement defined benefit plans for certain of its employees, the cost of which is expensed as benefits are earned by the employees. For the defined contribution plans, the pension expense is the Company’s contribution to the plan.

Cash and cash equivalents

For the purpose of the statements of cash flows, cash includes cash and short-term investments with maturities at the date of purchase of up to three months.

Share-based compensation

The Company has share-based compensation plans as described in note 10. The Company utilizes the fair value approach to account for stock options issued subsequent to August 31, 2003. The fair value of share-based compensation is recorded as a charge to net earnings based on the vesting period with a credit to contributed surplus. No compensation expense was recorded for stock options issued prior to August 31, 2003. The Company’s proforma results, reflecting the fair value based method of accounting for stock-based compensation, are disclosed in note 10.

Derivative financial instruments

Derivative financial instruments, up to the principal balance of the hedged item, are used to reduce foreign currency and interest rate risk on the Company’s debt. Derivative financial instruments in excess of the principal balance of the hedged item are accounted for at fair value. The Company does not enter into financial instruments for trading or speculative purposes. The Company’s policy is to designate each derivative financial instrument as a hedge of a specifically identified debt instrument at the time the Company enters into the derivative financial instrument. In the event of early extinguishment of the debt obligations, the Company may continue to hold the related derivative financial instruments. The realized or unrealized gain or loss from these swaps is recognized in earnings, and the swaps are recorded on the balance sheet at fair value. Subsequent changes in the fair value of overhanging swaps are recognized in earnings.

Interest rate swap agreements are used as part of the Company’s program to manage the fixed and floating interest rate mix of the Company’s total debt portfolio and related overall cost of borrowing. The interest differential to be paid or received under interest rate swap agreements is recognized as an adjustment to interest expense.

Foreign currency interest rate swap agreements are used to manage exchange and interest rate exposures related to debt instruments denominated in foreign currencies. Translation gains and losses on the principal swapped are offset by corresponding translation losses and gains on the related debt in earnings. The Company translates its foreign currency denominated debt that is hedged by cross currency interest rate swaps at the current rate and also records the effect of the foreign currency exchange rate implicit in the swap agreement.

Gains and losses on terminations of interest rate and foreign currency interest rate swap agreements are deferred and amortized over the remaining term of the underlying debt as an adjustment to interest expense.

Reclassification of prior year amounts

Certain prior year amounts have been reclassified to conform with the financial statement presentation adopted in the current year.

Changes in accounting policies

Consolidation of variable interest entities

Effective September 1, 2004 the Company has adopted AcG-15. The Company has determined that it is the primary beneficiary of TEN Group, a variable interest entity. Accordingly, as required by AcG-15, the Company has consolidated the results of TEN Group. AcG-15 has been adopted on a retroactive basis with restatement of prior periods. Previously, the Company accounted for its investment in TEN Group using the equity method. As at August 31, 2005 the Company holds a 56.4% (56.6% at August 31, 2004) economic interest in TEN Group. The interest held by the 43.6% (43.4% at August 31, 2004) minority is classified in minority interests. The change had no impact on net earnings or shareholders’ equity.

In addition, as a result of the adoption of AcG-15, the Company determined that an immaterial entity should not be consolidated in its results, and accordingly the results of the entity have been excluded from the consolidation on a retroactive basis.

A summary of the changes to other components of the financial statements is presented below:

2004
Consolidated Statements of Earnings (Loss)
Revenue	798,366
Operating income	251,940
Consolidated Statements of Cash Flows
Cash flows generated (utilized) by:
Operating activities	82,171
Investing activities	(9,483)
Financing activities	(73,790)
Consolidated Balance Sheets
Current assets	232,271
Non-current assets	402,463
Current liabilities	183,364
Non-current liabilities	453,683
Shareholders’ equity	(2,313)

Proposed accounting policies

The Accounting Standards Board of the Institute of Chartered Accountants of Canada issued CICA 3855, Financial Instruments - Recognition and Measurement, CICA 3865, Hedges, and CICA 1530, Comprehensive Income, which must be applied by the Company for its fiscal years beginning on September 1, 2007. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. The Company is currently considering the impacts of the adoption of such standards.

The Emerging Issues Committee (“EIC”) of the Accounting Standards Board of the Institute of Chartered Accountants of Canada has issued EIC 157, Implicit Variable Interests under AcG-15, (“EIC 157”) which must be applied by the Company in the first interim period beginning subsequent to October 17, 2005. EIC 157 prescribes that an implicit variable interest, which is an implied pecuniary interest in an entity that changes with changes in the fair value of that entity’s net assets, exclusive of variable interests, be evaluated in accordance with AcG-15 to determine if consolidation is appropriate. The Company is currently considering the impact of the adoption of such standards.

2.	ACQUISITIONS AND DIVESTITURES

Acquisitions

(a)	On September 1, 2004, Eye Corp acquired the remaining 50% of Eye Shop Pty Limited (formerly Eye Village Joint Venture). In addition, on July 1, 2005, Eye Corp acquired 100% of Eye Drive Melbourne Pty Limited (formerly Southcoast Pty Limited). The total purchase price was $19.5 million (AUS$21.2 million). The principal business activities of these companies is the sale of outdoor advertising.

Eye Corp accounted for these acquisitions using the purchase method. As such, the results of operations reflect revenue and expenses of the acquired operations since the date of acquisition. A summary of the fair value of the assets and liabilities acquired is as follows:

Current assets	5,872
Property, plant and equipment	5,224
Site licences	3,931
Goodwill	9,633
Liabilities	(1,607)

23,053

Consideration:
Cash	19,487
Carrying value of investment at date of acquisition	3,566

23,053

(b)	On November 16, 2000, the Company acquired substantially all of the Canadian newspaper and other Canadian media assets including a 50% interest in the National Post (“CanWest Publications”) of Hollinger International Inc. and certain of its affiliates (“Hollinger”) for consideration of approximately $3.1 billion, including certain costs related to the acquisition.

The purchase price is subject to adjustment based on the working capital of CanWest Publications at August 31, 2000 and the results of its operations from September 1, 2000 to November 16, 2000. As a result of the inability to resolve disagreements with Hollinger regarding amounts owing, the Company has referred a claim of $86.5 million to arbitration. When finalized, the working capital adjustment payable or refundable will increase or decrease the amount of goodwill recorded on the acquisition.

Divestitures

(a)	In July 2004, through a series of transactions, the Company transferred its net assets and the operations of its New Zealand media operations to CanWest MediaWorks (NZ) Limited for a 70% interest in the ordinary shares of CanWest Mediaworks (NZ) Limited and repayment of inter-company debt. Concurrent with the transfer of the net assets and operations, CanWest MediaWorks (NZ) Limited completed an Initial Public Offering for 30% of its ordinary shares for NZ$104.0 million, net of costs of NZ$4.0 million (net proceeds of NZ$83.3 million). In addition, CanWest MediaWorks (NZ) Limited entered into a term bank loan of NZ$200.0 million. In preparation of these consolidated financial statements, the transfer of the net assets to CanWest MediaWorks (NZ) Limited has been accounted for at their carrying values. As a result of the reduction in the Company’s interest in the New Zealand media operations, the Company recorded a gain of $65.5 million in the year ended August 31, 2004.

3.	OTHER INVESTMENTS

	2005	2004
Investments in private companies – at cost	12,715	12,998
Investments – on an equity basis	10,344	13,832

	23,059	26,830

In June 2004, the Company sold its investment in Ulster Television for proceeds of $143.8 million, resulting in an investment gain of $51.7 million in the year ended August 31, 2004.

In November 2004, the Company received proceeds of $2.2 million from the liquidation of an investment in a private company, resulting in an investment gain of $2.2 million as the investment was previously written off as a result of an impairment.

4.	PROPERTY, PLANT AND EQUIPMENT

	2005
	Cost	Accumulated amortization	Net
Land	62,421	—	62,421
Buildings	203,368	40,511	162,857
Machinery and equipment	944,219	482,000	462,219
Leasehold and land improvements	41,424	19,699	21,725

	1,251,432	542,210	709,222

	2004
	Cost	Accumulated amortization	Net
Land	65,259	—	65,259
Buildings	206,408	35,520	170,888
Machinery and equipment	875,099	423,477	451,622
Leasehold and land improvements	38,214	17,672	20,542

	1,184,980	476,669	708,311

The net book value of property, plant and equipment located in Canada was $587.5 million (2004 - $586.0 million) and in foreign jurisdictions was $121.7 million (2004 - $122.3 million).

During 2005, the Company had no additions related to assets under capital leases. In 2004, the Company recorded additions of $19.2 million related to assets under capital leases, of which $15.4 million was added to buildings, and $3.8 million was added to machinery and equipment.

The Company has assets under capital leases with original cost of $19.2 million (2004 – $15.4 million) and accumulated amortization of $1.0 million (2004 – $0.3).

5.	GOODWILL

	2004	Additions		Divestitures	Other		2005
Operating segment
Publishing and Online - Canada	1,707,595	—		—	(41,803	)(2),(3)	1,665,792
Television – Canada	510,876	—		—	(535	)(3)	510,341
Television – Network TEN	32,395	—		—	(1,384	)(4)	31,011
Television – New Zealand	44,868	—		—	(1,975	)(4)	42,893
Television – Ireland	4,280	—		—	(264	)(4)	4,016
Radio – New Zealand	105,823	—		—	(5,950	)(4)	99,873
Outdoor – Australia	63,853	9,633	(1)	—	(2,545	)(4)	70,941

Total	2,469,690	9,633		—	(54,456)		2,424,867

	2003	Additions		Divestitures	Other		2004
Operating segment
Publishing and Online - Canada	1,707,595	—		—	—		1,707,595
Television – Canada	510,876	—		—	—		510,876
Television – Network TEN	31,300	—		—	1,095	(4)	32,395
Television – New Zealand	43,672	—		—	1,196	(4)	44,868
Television – Ireland	4,280	—		—	—		4,280
Radio – New Zealand	100,353	—		—	5,470	(4)	105,823
Outdoor – Australia	61,972	—		—	1,881	(4)	63,853

Total	2,460,048	—		—	9,642		2,469,690

(1)	Increase in goodwill related to TEN Group’s acquisitions of Eye Shop Pty Limited and Eye Drive Melbourne Pty Limited (note 2).

(2)	Decrease in goodwill of the Publishing and Online segment related to the National Post. Through its annual goodwill impairment testing the Company determined that the fair value of the National Post was less than its book value. As a result the Company recorded a goodwill impairment of $41.4 million. In addition, the value of intangible assets related to National Post circulation was determined to be impaired (see note 6). The impairments resulted from the incurrence of successive years of operating losses in this business unit and its failure to achieve the profitability targets set out in its business plans.

(3)	Decrease in goodwill related to an adjustment to reflect the reversal of certain unutilized restructuring provisions (note 9).

(4)	Increase (decrease) in goodwill was related to fluctuations in currency translation rates.

6.	INTANGIBLE ASSETS

	2005
	Cost	Accumulated Amortization	Net
Finite life:
Circulation and other	126,766	78,099	48,667
Broadcast and site licences	44,750	5,336	39,414

	171,516	83,435	88,081

Indefinite life:
Broadcast licences			717,332
Newspaper mastheads			338,886

			1,056,218

Total intangible assets			1,144,299

	2004
	Cost	Accumulated Amortization	Net
Finite life:
Circulation and other	137,466	61,732	75,734
Broadcast and site licences	40,758	2,444	38,314

	178,224	64,176	114,048

Indefinite life:
Broadcast licences			726,531
Newspaper mastheads			338,886

			1,065,417

Total intangible assets			1,179,465

The Australian Outdoor Advertising segment acquired site licences during the year in the amount of $3.9 million (note 2). The New Zealand Radio Broadcast segment purchased broadcast licences during the year in the amount of $2.2 million. These acquisitions are classified as broadcast and site licences in the note above.

An impairment loss of $9.6 million (net of accumulated amortization of $1.1 million) relating to finite-lived intangible assets classified as circulation and other was recorded during the year (note 5(2)). The impairment relates to the Publishing and Online – Canada segment.

Amortization of intangible assets of $20.3 million was recorded in 2005 (2004 -$18.2 million).

7.	LONG TERM DEBT

	Interest Rate (1)	2005	Interest Rate (1)	2004
Senior secured credit facility (2)	6.9%	346,100	8.6%	665,011
Senior unsecured notes (3)	6.3%	237,420	6.3%	263,340
Senior subordinated notes (4)	7.5%	549,632	7.3%	608,373
Senior subordinated notes – exchange offer(5)	6.9%	936,967		—
Term and demand loan €8,368 (2004 - €13,678) (6)	3.2%	12,270	3.4%	21,943
Term bank loan NZ$187,802 (2004 – NZ$200,000) (7)	6.9%	154,824	6.2%	173,120
Unsecured bank loan AUS$180,000 (2004 – AUS$175,000) (8)	5.7%	160,794	5.7%	163,048
Senior unsecured notes US$125,000 (2004 – US$125,000) (9)	6.4%	148,609	6.7%	164,585
Junior subordinated notes (10)		—	12.1%	881,116
Other		4,250		—

		2,550,866		2,940,536
Effect of foreign currency swap		356,241		275,127

Long term debt		2,907,107		3,215,663
Less portion due within one year		(21,017)		(29,908)

Long term portion		2,886,090		3,185,755

(1)	The weighted average interest rate gives effect to interest rate swaps.

(2)	Credit facilities provide for revolving and term loans in the maximum amounts of $413.1 million and $346.1 million, respectively as at August 31, 2005. At August 31, 2005 the Company had drawn on availabilities under its term facilities, including U.S. dollar loans of US$278.9 million, Canadian dollar loans of $15.0 million, and had nil drawn under revolving facilities. The revolving credit facility matures in November 2006. The amount of credit available under the $346.1 million term facilities decreases periodically based on scheduled repayments until maturity in August 2009. This credit facility is collateralized by substantially all the Canadian assets of the Company. The Canadian dollar debt bears interest at CDOR plus a margin and the US dollar debt bears interest at LIBOR plus a margin. During 2005, the Company repaid US$209.6 million under this credit facility which resulted in a foreign exchange gain of $68.3 million, which has been included in foreign exchange gains on the income statement. In October 2005 these credit facilities were extinguished, see note 24.

The Company has entered into an interest rate swap in the notional amount of $250 million to fix the interest payments on this revolving facility and subsequent revolving facilities until November 2009, resulting in an effective interest rate of 6.7% plus a margin. As a result of the revolving facility not being drawn upon, the notional amount of $250 million was overhanging as at August 31, 2005 (2004 - $250 million) and its fair value was recognized in earnings. The Company has entered into an interest rate swap to fix the interest payments on its Canadian dollar term loans, until maturity, with a notional value of $197.8 million (2004 - $278.3 million) resulting in an effective interest rate of 6.3% plus a margin. As a result of debt repayments and the reduction of notional amounts, a notional amount of $182.8 million was overhanging as at August 31, 2005 (2003 - $256.5 million) and its fair value was recognized in earnings. The Company has also entered into a cross currency interest rate swap to fix its payments on its U.S. dollar term loans, until maturity, with a notional amount of $1,050.5 million (2004 - $1,061.5 million) resulting in an effective interest rate of 6.7% and a fixed currency exchange rate of US$1:$1.5485. As a result of debt repayments a notional amount of $618.6 million was overhanging as at August 31, 2005 (2004 - $305.0 million) and its fair value was recognized in earnings. For the year ended August 31, 2005, total overhanging swap losses of $186.1 million (2004 - $110.9 million) were charged to earnings. The resulting overhanging swap liability as at August 31, 2005 was $212.8 million (2004 - $120.3 million). In November 2005, $525.3 million of the notional amount cross currency interest rate swaps were settled, see note 24.

(3)	The US$200.0 million senior unsecured notes mature in April 2013 and bear interest at 7.625%. The notes are redeemable at the Company’s option, in whole at any time or in part from time to time, on or after April 15, 2008. The Company has entered into a US$200 million cross-currency interest rate swap resulting in floating interest rates on its senior unsecured notes at interest rates based on CDOR plus a margin and a fixed currency exchange rate of US$1:$1.4735 until May 2013. In October 2005, US$199.8 million of these notes were settled and in November 2005, the cross-currency interest rate swaps were settled, see note 24.

(4)	The senior subordinated notes include loans of US$425.0 million, $4.6 million and loans held by the majority shareholder of the Company in the amount of US$41.9 million (2004 – US$41.9 million) which mature on May 15, 2011 and bear interest at 10.625%. The notes rank junior to the Company’s senior credit facility and are guaranteed by certain subsidiaries of the Company. The notes are redeemable at the Company’s option, in whole at any time or in part from time to time, on or after May 15, 2006. The Company has entered into a US$425.0 million cross-currency interest rate swap resulting in floating interest rates on its senior subordinated notes at interest rates based on CDOR plus a margin and a fixed currency exchange rate of US$1:$1.5505. In October 2005, US$419.9 million and $0.7 million of the notes, and all of the loans held by the majority shareholder were settled. In addition, in November 2005, the cross-currency interest rate swap was settled, see note 24.

(5)	On November 18, 2004, the Company completed an exchange offer to exchange a new series of 8% Senior Subordinated notes due 2012 for the outstanding 12.125% Senior notes due 2010 issued by the Hollinger Participation Trust. In the exchange offer, the holders of the trust notes received US$1,240 principal amount of new notes in exchange for each US$1,000 of trust notes. In addition, the Company completed a concurrent offer of notes, proceeds of which were used to retire the 12.125% junior subordinated notes held by Hollinger, which had not been participated to the Hollinger Participation Trust. The effect of these transactions replaced the Company’s existing $903.6 million 12.125% junior subordinated notes (including accrued interest to November 18, 2004) with new $908.1 million (US$761.1 million) 8% senior subordinated notes.

The issuance of the new notes was recorded at their fair value at November 18, 2004 of $944 million. The difference between the fair value of the new notes and the book value of the junior subordinated notes together with certain other costs of settling the debt totaling $44 million, was charged to earnings as a loss on debt extinguishment.

The new senior subordinated notes include loans of US$761.1 million mature on September 15, 2012 and bear interest at 8.0%. The notes rank junior to the Company’s senior credit facility and are guaranteed by certain subsidiaries of the Company. The notes are redeemable at the Company’s option on or after September 15, 2009. The Company has entered into a US$761.1 million cross-currency interest rate swap resulting in floating interest rates on its senior subordinated notes at interest rates based on CDOR plus a margin and a fixed currency exchange rate of US$1:$1.1932 until September 2012.

(6)	These credit facilities provide for demand bank loans maturing December 2005 in the maximum amount of €36.5 million (2004 - €38.5 million). This facility is expected to be renewed annually. The debt bears interest at floating rates. The Company has entered into an interest rate swap to fix the interest payments on €10.0 million of its loan resulting in an effective interest rate of 3.23% until March 2008.

(7)	These credit facilities provide for revolving working capital and revolving term loans in the amount of NZ$25.0 million and NZ$200.0 million respectively, and are subject to a negative pledge deed. The working capital facility matures July 2007 and the term facility matures July 2009. At August 31, 2005 NZ$1.0 million (August 31, 2004 – nil) and NZ$186.8 million (August 31, 2004 – NZ$200.0 million) were drawn under the working capital and revolving term loan facilities, respectively. The debt bears interest at floating rates. The Company has entered into an interest rate swap to fix the interest payments on NZ$165.0 million of its New Zealand term bank loan resulting in an effective interest rate of 6.17% until July 2006.

(8)	Credit facility provides for a maximum of $625.3 million (AUS$700.0 million) in advances. At August 31, 2005 the TEN Group had drawn AUS$180.0 million against this facility leaving an availability of AUS$520.0 million. This facility matures in December 2008. The TEN Group entered into interest rate swap contracts with a notional amount of AUS$250.0 million to fix the interest on this facility and subsequent facilities with maturities to 2011. The swap contracts are not designated as hedging instruments and accordingly, the fair value of $2.3 million were charged to net earnings (2004 - $0.1 million) and a corresponding liability of $2.3 million (2004-$0.1 million) was recorded. The effective interest rate of this debt is approximately 5.7%.

(9)	The US$125.0 million unsecured notes mature in March 2013. The TEN Group has entered into a US$125.0 million cross currency interest rate swap resulting in floating rates and a fixed currency exchange rate of US$1:AUS$1.6807. The effective interest rate of this debt is approximately 6.9%.

(10)	The 12.125% junior subordinated notes due November 2010 were settled through the exchange offer (see note 7(5)). Under the terms of the notes interest obligations were satisfied by the issuance of additional notes. In 2005, the related interest was $22.5 million (2004 - $98.0 million).

Under its Senior Secured Credit facility the Company was required to maintain a fair value of its interest rate swaps and foreign currency and interest rate swaps above a prescribed minimum liability ($600.0 million as at August 31, 2005). There were also prescribed minimum liabilities with individual counterparties, which have two-way recouponing provisions. The Company was required to make net recouponing payments of $97.0 million during 2005 (2004 – $28.0 million), $55.3 million of this recouponing payment related to overhanging swaps and accordingly was reflected in cash flows from operating activities. Subsequent to August 31, 2005 the Company made further net recouponing payments of $118.5 million. Further strengthening of the Canadian currency and/or declining interest rates may result in further payments to counterparties.

The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage, and is also subject to certain restrictions under negative covenants.

Principal payments of long term debt, based on terms existing at August 31, 2005 over the next five years, are:

Year ending August 31,	2006	21,017
	2007	5,339
	2008	4,514
	2009	748,177
	2010	—

Subsequent to August 31, 2005 the Company entered into new senior secured credit facilities, see note 24.

8.	OBLIGATIONS UNDER CAPITAL LEASES

The Company has entered into capital leases with future minimum lease payments for the years ended August 31 as follows:

2006	2,637
2007	4,890
2008	3,529
2009	3,868
2010	3,654
Thereafter	5,368

Total minimum lease payments	23,946
Amount representing interest (at rates of 5.9% to 9.6%)	(6,646)

Present value of minimum capital lease payments	17,300
Less current portion of obligations under capital leases	(1,199)

16,101

Interest expense recorded on the obligations under capital leases was $1.4 million (2004 – $0.2 million).

9.	RESTRUCTURING ACCRUALS

As at August 31, 2003, the Company had restructuring accruals of $15.2 million related to its acquisition and restructuring of WIC Western International Communications Ltd. (“WIC”), its publishing properties, as well as a result of operating restructuring activities undertaken in its Canadian Media and Entertainment operations.

In 2004, the Company restructured certain other Canadian broadcast operations including the centralization of traffic and master control operations. The $2.4 million cost consisted of employee severance.

For the year ended August 31, 2005, expenditures charged to the restructuring accruals were $3.6 million (August 31, 2004—$11.2 million).

In 2005, the Company reversed unutilized restructuring accruals in the amount of $1.4 million. The reversals of $0.8 million related to the Canadian Television segment and $0.6 million related to the Canadian Publishing and Online segment with related tax effects of $0.3 million and $0.2 million, respectively, were recorded as reductions of goodwill.

	Severance	Lease/ contract termination	Integration	Other	Total
Balance August 31, 2003	10,203	2,428	250	2,340	15,221
Canadian television	2,445	—	—	—	2,445
Expenditures – 2004	(7,630)	(2,269)	—	(1,341)	(11,240)

Balance August 31, 2004	5,018	159	250	999	6,426
Expenditures – 2005	(3,208)	(143)	(250)	—	(3,601)
Reversal – 2005	(594)	(16)	—	(800)	(1,410)

Balance August 31, 2005	1,216	—	—	199	1,415

10.	CAPITAL STOCK

Authorized

Authorized capital consists of an unlimited number of preference shares issuable in series, multiple voting shares, subordinate voting shares and non-voting shares.

The multiple voting shares, the subordinate voting shares and the non-voting shares rank equally on a per share basis in respect of dividends and distributions of capital, and are subordinate to the preference shares. Subordinate voting shares carry one vote per share, and multiple voting shares carry ten votes per share. Non-voting shares do not vote, except at meetings where the holders of such shares would be entitled, by law, to vote separately as a class.

Multiple voting shares are convertible into subordinate voting shares and non-voting shares on a one-for-one basis at any time at the option of the holder. Subordinate voting shares are convertible into non-voting shares on a one-for-one basis at any time at the option of the holder. Non-voting shares are convertible into subordinate voting shares on a one-for-one basis provided the holder is Canadian.

Series 1 preference shares carry 19 votes per share with certain limitations. Under certain conditions, the series 1 preference shares carry preferential voting rights pertaining to the election of up to two directors of the Company. Each series 1 preference shares is convertible, at the option of the holder, into 0.15 subordinate voting or non-voting shares.

Series 2 preference shares are not eligible to vote, and at the option of the Company, are redeemable for cash, or convertible to subordinate voting or non-voting shares based on the market value of the subordinate voting or non-voting shares at the date of conversion.

The series 1 and 2 preference shares are not entitled to dividends and distributions in the normal course or in respect of a liquidation or wind-up and have no right to vote separately as a class.

At August 31, 2005, and August 31, 2004, there were no series 1 or series 2 preference shares outstanding.

Issued	2005	2004
76,785,976 (2004 – 76,785,976) multiple voting shares	3,199	3,199
98,813,655 (2004 – 98,667,438) subordinate voting shares	824,543	820,625
1,795,092 (2004 – 1,825,718) non-voting shares	22,167	24,804

	849,909	848,628

Changes in outstanding share capital during the two years ended August 31, 2005 were as follows:

	Number of shares	$
Multiple voting share capital:
Balance – August 31, 2004 and 2005	76,785,976	3,199

Subordinate voting share capital:
Balance – August 31, 2003	98,280,291	815,545
Changes pursuant to:
Share purchase plans	32,561	446
Exercise of stock options	114,056	1,358
Conversion from non-voting shares – net	240,530	3,276

Balance – August 31, 2004	98,667,438	820,625
Changes pursuant to:
Share purchase plans	25,711	371
Exercise of stock options	89,242	901
Redeemed fractions	(4)	—
Conversion from non-voting shares – net	31,268	2,646

Balance – August 31, 2005	98,813,655	824,543

Non-voting share capital:
Balance – August 31, 2003	2,066,248	28,080
Changes pursuant to:
Conversion to subordinate voting shares – net	(240,530)	(3,276)

Balance – August 31, 2004	1,825,718	24,804
Changes pursuant to:
Share purchase plans	642	9
Conversion to subordinate voting shares – net	(31,268)	(2,646)

Balance –August 31, 2005	1,795,092	22,167

Share Compensation Plans

The Company’s board of directors has approved share compensation plans, the purpose of which is to provide employees of the Company and its subsidiaries with the opportunity to participate in the growth and development of the Company through the granting of options and share purchase loans. At any time, the number of subordinate voting and non-voting shares reserved and set aside for purposes of the plans may not exceed 10% of the issued shares of the Company.

Options vest over a five or six-year period, are fully exercisable on vesting and expire ten years after issuance, except that under certain specified conditions the options vest and become exercisable immediately. Except as described below the exercise price represents the market trading price at the date on which the option was granted.

Under management and employee share purchase plans, employees may purchase subordinate voting shares or non-voting shares from treasury at the market trading price using non-interest bearing short term loans provided by the Company. The shares are held as collateral by a trustee until the loans are repaid.

The Company adopted the fair value method of accounting for share based compensation on a prospective basis for options granted subsequent to September 1, 2003, resulting in compensation expense and a credit to contributed surplus of $2.5 million for the year ended August 31, 2005 (2004 – $1.0 million). The fair value of the options granted during the year ended August 31, 2005 was estimated using the Black-Scholes option pricing model with the assumptions of no dividend yield (2004 – nil), an expected volatility of 42% (2004 – 52%), risk free interest rates of 4.2% (2004 – 4.4% to 4.9%) and an expected life of 7 years (2004 – 7 to 9 years).

The total fair value of 1,177,500 stock options granted by the Company in the year ended August 31, 2005 with an average exercise price of $12.06 per option was $6.4 million, a weighted average fair value per option of $5.44. During 2004, 523,000 stock options were granted with a total fair value of $4.0 million, and a weighted average fair value per option of $7.58. During the year, the Company agreed to issue approximately 187,000 shares, which vest in two years, for no consideration. The fair value of the shares at the time of issuance was $10.40 per share. During the year ended August 31, 2005, the Company recorded compensation expense, and a credit to contributed surplus, of $0.6 million related to these shares.

The proforma cost of share compensation expense if the Company had adopted the fair value method retroactively for the year ended August 31, 2005 would be $1.3 million (2004 –$1.6 million). A value of $1.6 million would be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings from continuing operations, basic and diluted earnings per share for the year ended August 31, 2005 would have been $19.2 million, $0.11 and $0.11 respectively (2004 - $192.7 million, $1.09, and $1.09). The resulting proforma net earnings (loss), basic and diluted earnings per share for the year ended August 31, 2005 would have been $9.0 million, $0.05 and $0.05 respectively (2004 – ($15.0) million, ($0.09), and ($0.09)).

Changes in outstanding options to purchase subordinate voting shares or non-voting shares for the two years ended August 31 were as follows:

	2005		2004
	Options	Average Price $	Options	Average Price $
Options outstanding, beginning of year	2,360,483	13.74	2,075,561	13.95
Changes pursuant to:
Options granted	1,177,500	12.06	523,000	12.85
Options exercised	(89,242)	10.10	(114,056)	11.91
Options expired	(583,113)	13.74	(5,798)	15.22
Options forfeited	(371,426)	11.25	(118,224)	15.21

Options outstanding, end of year	2,494,202	13.45	2,360,483	13.74

Options exercisable as at August 31	1,725,914	15.10	1,314,380	15.45

The following options to purchase subordinate voting shares or non-voting shares were outstanding and exercisable as at August 31, 2005:

Range of exercise prices $	Number outstanding	Weighted average remaining life years	Weighted average exercise price $	Number exercisable	Weighted average exercise price $
5 – 10	259,410	7.1	7.21	56,810	7.19
10 – 15	1,581,144	8.5	12.29	885,843	12.43
15 – 20	402,397	4.6	16.24	498,785	16.48
20 – 25	246,558	2.5	22.63	279,783	22.54
25 and over	4,693	2.3	25.67	4,693	25.67

	2,494,202	7.1	13.45	1,725,914	15.10

11.	EARNINGS PER SHARE

Basic earnings per share are calculated using the daily weighted average number of shares outstanding.

Diluted earnings per share are calculated using the daily weighted average number of shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year, or when the underlying options or convertible securities were granted or issued, if later. The treasury stock method is employed to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of options to acquire shares.

The following table provides a reconciliation of the numerators and denominators used in computing basic and diluted earnings per share.

	2005	2004
Net earnings from continuing operations	20,422	194,299
Net loss from discontinued operations	(10,132)	(207,777)

Net earnings (loss) available to common shareholders	10,290	(13,478)

Basic weighted average shares outstanding during the year	177,319,675	177,235,944
Dilutive effect of options	328,915	158,074

Diluted weighted average shares outstanding during the year	177,648,590	177,394,018

Options outstanding that would have been anti-dilutive	859,609	1,930,283

12.	CUMULATIVE TRANSLATION ADJUSTMENTS

The cumulative foreign currency translation adjustments account reflects the net changes in the respective book values of the Company’s investments in self-sustaining foreign operations due to exchange rate fluctuations since the respective dates of their acquisition or start-up.

The changes in this account arise from changes in the Australian, New Zealand, Euro and U.S. currencies relative to the Canadian currency, and changes in the Company’s net investment in the book values of international operations.

Changes in this account were as follows:

	2005	2004
Deferred loss, beginning of year	13,821	30,646
Deferred foreign currency gain during the year	(2,506)	(9,802)
Realization of translation gains (losses) due to distributions and divestitures	622	(7,023)

Deferred loss, end of year	11,937	13,821

The balance of cumulative translation adjustments at the end of the year represents net unrealized losses (gains) as follows:

	2005	2004
Australian dollar	9,880	8,242
New Zealand dollar	1,498	(1,102)
Euro	559	1,032
United States dollar	—	5,649

	11,937	13,821

13.	INCOME TAXES

The Company’s provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	2005	2004
Income taxes at combined Canadian statutory rate of 34.9% (2004 – 35.2%)	47,054	111,382
Non-taxable portion of capital gains	(521)	(36,733)
Effect of valuation allowance on future tax assets	2,853	2,200
Effect of foreign income tax rates differing from Canadian income tax rates	(16,001)	(40,883)
Incremental taxes on debt extinguishment	5,652	—
Large corporation tax and withholding tax	2,839	7,721
Effect of change in tax rates	(2,896)	9,398
Non-deductible expenses	4,126	3,389
Goodwill impairment	14,546	—
Prior period temporary differences not previously tax effected	(6,644)	—
Effect of resolved tax dispute	(10,299)	(19,667)
Change in Australian tax consolidation legislation	(17,710)	—
Other	(2,527)	678

Provision for income taxes	20,472	37,485

An analysis of net earnings (loss) from continuing operations before tax by jurisdiction follows:

	2005	2004
Canada	(183,627)	(85,551)
Foreign	318,453	401,976

Net earnings before tax	134,826	316,425

An analysis of the provision for current and future income taxes by jurisdiction follows:

	2005	2004
Current income taxes
Canada	(1,588)	9,704
Foreign	96,409	36,091

	94,821	45,795

Future income taxes
Canada	(55,710)	(23,149)
Foreign	(18,639)	14,839

	(74,349)	(8,310)

Provision for income taxes	20,472	37,485

Significant components of the Company’s future tax assets and liabilities are as follows:

	2005	2004
Future tax assets
Non-capital loss carryforwards	186,933	154,831
Provision for write down of investments	11,337	12,442
Accounts payable, other accruals and interest rate and foreign currency swap liability	90,402	60,575
Post retirement benefits	14,402	9,028
Less: Valuation allowance	(102,573)	(96,351)

Total future tax assets	200,501	140,525

Future tax liabilities
Capital cost allowances in excess of book amortization	86,059	85,038
Pension assets - net	3,505	2,428
Broadcast rights	38,590	42,008
Intangible assets	116,466	131,201
Other assets	19,848	15,623

Total future tax liabilities	264,468	276,298

Net future tax liability	63,967	135,773
Current portion of future tax asset	3,893	6,166
Long term portion of future tax asset	54,058	45,826
Current portion of future tax liability	(44,663)	(48,080)
Discontinued operations’ future tax liability	—	(405)

Net long term future tax liability	77,255	139,280

The provision for income taxes for the year ended August 31, 2005, includes adjustments for prior period temporary differences not previously tax effected aggregating to $6.6 million ($5.8 million future income tax, and $0.8 million current income tax). The Company has determined these adjustments are not material to the previously reported and current year results, accordingly, the adjustments have been included in the current year’s earnings. These adjustments have the effect of increasing basic and diluted earnings per share for the year ended August 31, 2005, by $0.04 per share.

As at August 31, 2005, the Company had non-capital loss carry forwards for income tax purposes of $672.8 million, that expire as follows: 2006 - $2.0 million, 2007 - $6.8 million, 2008 - $22.1 million, 2009 - $87.3 million, 2010 - $53.9 million, thereafter - $500.7 million.

The recognition and measurement of the current and future tax assets and liabilities involves dealing with uncertainties in the application of complex tax regulations in a number of jurisdictions and in the assessment of the recoverability of future tax assets. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax laws or the outcome of tax reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which the determination is made.

14.	INVESTMENT GAINS, LOSSES AND WRITE-DOWNS

The Company has recorded the following investment gains, losses and writedowns.

	2005	2004
Gain on sale of other investment (note 3)	2,171	—
Gain on sale of investment in UTV (note 3)	—	51,717
Dilution gain – CanWest MediaWorks (NZ) Limited (note 2)	—	65,515
Dilution gain – TEN Group	660	1,889
Other losses and write-downs	(1,304)	(3,335)

	1,527	115,786

15.	DISCONTINUED OPERATIONS

In the year ended August 31, 2004 the Company commenced a process to sell its Fireworks Entertainment Division. As a result, the results of operations of Fireworks were classified as a loss from discontinued operations in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. Prior to the classification as a discontinued operation, these results were reported within the Canadian Entertainment segment. In July 2005, a subsidiary of the Company sold certain assets and operations which comprise its film and television program operations for net proceeds of $16.1 million. $2.3 million of these proceeds are recorded in accounts receivable as they have been held in escrow to be released over a 30 month period. In September 2005, a subsidiary of the Company completed the sale of its remaining film and television program rights for net proceeds of $2.9 million. Certain remaining accounts receivable and accounts payable will be settled by the Company.

The loss from discontinued operations of Fireworks is summarized as follows:

	2005	2004
Revenue	56,748	115,852

Loss from discontinued operations before tax expense	(9,428)	(207,078)
Income tax expense	(704)	(699)

Loss from discontinued operations	(10,132)	(207,777)

Loss from discontinued operations per share:
Basic and diluted	($0.06)	($1.18)

The carrying values of the net assets related to the discontinued Fireworks Entertainment division are as follows:

	2005	2004
Accounts receivable	329	85,269
Investment in film and television programs	2,521	—
Other current assets	—	3,825

Total current assets	2,850	89,094

Investment in film and television programs	—	37,971
Other assets	—	405

Total non current assets	—	38,376

Debt	—	(23,571	)(1)
Other current liabilities	—	(46,145)

Total current liabilities	—	(69,716)

Net assets	2,850	57,754

(1)	This included a three year revolving facility collateralized by certain assets of Fireworks Entertainment Inc. This loan was fully repaid and effective December 21, 2004, the facility has been terminated.

16.	STATEMENTS OF CASH FLOWS

The following amounts comprise the net change in non-cash operating accounts included in the statements of cash flows excluding non-cash operating accounts related to discontinued operations:

	2005	2004
CASH GENERATED (UTILIZED) BY:
Accounts receivable	30,664	(1,787)
Investment in film and television programs	12,448	(3,781)
Inventory	(84)	1,060
Other current assets	(6,726)	(5,052)
Other assets	(26,605)	(6,086)
Accounts payable and accrued liabilities	24,550	(21,638)
Income taxes payable	20,721	(26,101)
Deferred revenue	2,556	4,151
Film and television program accounts payable	3,581	(21,490)

	61,105	(80,724)

The following amounts were paid on account of interest and income taxes:

	2005	2004
Interest	216,198	226,702
Income taxes	76,445	71,371

17.	RETIREMENT ASSETS AND OBLIGATIONS

The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, other retirement and post retirement benefits to its employees. Its defined benefit pension plans are based on years of service and final average salary. Information on the Company’s pension and post retirement benefit plans follows:

	Pension benefits (1)		Post retirement benefits (2)
	2005	2004	2005	2004
Plan Assets
Fair value – beginning of year	276,707	250,877	—	—
Divestiture	—	(25)	—	—
Actual return on plan assets	32,184	19,538	—	—
Employer contributions	15,913	13,883	249	277
Employee contributions	6,153	6,125	—	—
Benefits paid and administrative expenses	(14,109)	(13,691)	(249)	(277)

Fair value – end of year	316,848	276,707	—	—

Plan Obligations
Accrued benefit obligation – beginning of year	366,149	337,436	34,985	30,724
Accrued interest on benefits	24,440	22,413	2,346	2,334
Current service costs	18,002	17,078	1,329	1,260
Benefits paid	(12,770)	(13,064)	(249)	(277)
Actuarial losses	49,967	2,286	7,177	944

Accrued benefit obligation – end of year	445,788	366,149	45,588	34,985

The Company’s accrued benefit asset (liability) is determined as follows:
Accrued benefit obligations	445,788	366,149	45,588	34,985
Fair value of plan assets	316,848	276,707	—	—

Plan deficits	(128,940)	(89,442)	(45,588)	(34,985)
Unamortized net actuarial losses (gains)	118,858	82,609	(395)	(7,930)
Unamortized transitional obligations	5,353	5,786	2,723	3,026
Unamortized past service costs	13,730	14,936	838	973

Accrued plan asset (liability)	9,001	13,889	(42,422)	(38,916)
Valuation allowance	(572)	(722)	—	—

Accrued net plan asset (liability), net of valuation allowance	8,429	13,167	(42,422)	(38,916)

The accrued plan asset of $27.2 million (2004 - $27.9 million) is included in long term other assets, the accrued plan liability of $18.8 million (2004 - $14.8 million) and the accrued post retirement plan liability is included in other long term liabilities in the consolidated balance sheet.

	Actual	Target
Plan assets consist of:
Equity securities	54%	53%
Debt securities	41%	42%
Other	5%	5%

Total	100%	100%

The pension plans have no investment in securities of CanWest entities.

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at June 30 of each year. The most recent actuarial valuation for the most significant of our pension plans, which make up over half of our accrued benefit obligation, was as of December 31, 2003. The valuation indicated that the plan had an unfunded liability. As a result, the Company is required to make additional contributions of $1.0 million annually for fifteen years. The next required valuation will be as of December 31, 2004 with an expected completion date of December 2005. The investment strategy for pension plan assets is to utilize a balanced mix of equity and fixed income portfolios, with limited additional diversification, to earn a long-term investment return that meets our pension plan obligations. Active management strategies and style diversification strategies are utilized in anticipation of realizing investment returns in excess of market indices.

Total cash payments for 2005, consisting of cash contributed by the Company to its funded pension plans, cash payments to beneficiaries for its post-retirement plans, and cash contributed to its defined contribution plans, was $25.1 million (2004 - $22.6 million)

The Company’s pension benefit expense is determined as follows:

	Year ended August 31, 2005			Year ended August 31, 2004
	Incurred in year	Matching adjustments(3)	Recognized In year	Incurred in year	Matching adjustments(3)	Recognized In year
Current service cost	18,002	—	18,002	17,078	—	17,078
Employee contributions	(6,153)	—	(6,153)	(6,125)	—	(6,125)
Accrued interest on benefits	24,440	—	24,440	22,413	—	22,413
Return on plan assets	(32,184)	11,881	(20,303)	(19,538)	1,227	(18,311)
Administrative expenses	1,339	(1,339)	—	627	(627)	—
Transitional obligation	—	433	433	—	434	434
Past service costs	—	1,206	1,206	—	1,206	1,206
Net actuarial loss	49,967	(46,782)	3,185	2,286	1,227	3,513
Changes in valuation allowance	—	(150)	(150)	—	(48)	(48)

Benefit expense	55,411	(34,751)	20,660	16,741	3,419	20,160
Employer contribution to the defined contribution plan	8,973	—	8,973	8,488	—	8,488

Total pension benefit expense	64,384	(34,751)	29,633	25,229	3,419	28,648

The Company’s post retirement benefit expense is determined as follows:

	Year ended August 31, 2005			Year ended August 31, 2004
	Incurred in year	Matching adjustments(3)	Recognized In year	Incurred in year	Matching adjustments(3)	Recognized In year
Current service cost	1,329	—	1,329	1,260	—	1,260
Accrued interest on benefits	2,346	—	2,346	2,334	—	2,334
Transitional obligation	—	303	303	—	303	303
Past service costs	—	135	135	—	137	137
Net actuarial loss	7,177	(7,535)	(358)	944	(941)	3

Total post retirement benefit expense	10,852	(7,097)	3,755	4,538	(501)	4,037

	Pension benefits		Post retirement benefits
	2005	2004	2005	2004
Significant actuarial assumptions in measuring the Company’s accrued benefit obligations as at June 30 are as follows:
Discount rate	5.35%	6.50%	5.35%	6.50%
Rate of compensation increase	3.00%	3.50%	—	—
Significant actuarial assumptions in measuring the Company’s benefit costs as at June 30 are as follows:
Discount rate	6.50%	6.50%	6.50%	6.50%
Expected long-term rate of return on pension plan assets	7.25%	7.25%	—	—
Rate of compensation increase	3.50%	3.50%	—	—

The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. For fiscal 2006, the expected long-term rate of return on plan assets will continue to be 7.25%, based on the investment mix, current yields and experience. In 2006, the Company expects to contribute $16.5 million to its defined benefit pension plans and $0.3 million to its other postretirement benefit plans.

Benefit payments, which reflect expected future service, are expected to be paid as follows for the years ending August 31:

Year ending August 31,	2006	14,189
	2007	16,210
	2008	18,028
	2009	20,329
	2010	22,249
	2011 – 2015	151,266

(1)	As at August 31, 2005 the Company has defined benefit pension plans that are not fully funded. These plans have aggregate plan assets of $309.9 million (2004 - $196.7 million) and aggregate benefit obligations of $439.1 million (2004 - $291.0 million)

(2)	Post retirement plans are non-contributory and include health, dental, and life insurance benefits. The assumed health care cost trend rates for the next year used to measure the expected cost of benefits covered for the post retirement health and life plans were 9.0% for medical and 7.0% for dental, decreasing to an ultimate rate of 5.0% for medical and 6.0% for dental in 2009 and 2013, respectively. A one percentage point increase in assumed health care cost trend rates would have increased the service and interest costs and obligation by $0.6 million and $6.8 million, respectively. A one percentage point decrease in assumed health care cost trends would have lowered the service and interest costs and the obligation by $0.5 million and $5.3 million, respectively.

(3)	Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

18.	FINANCIAL INSTRUMENTS

Financial instruments consist of the following:

	2005		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
Short term assets	516,426	516,426	585,689	585,689
Other investments	23,059	25,619	26,830	32,978
Short term liabilities	599,183	599,183	491,652	491,652
Long term debt	2,550,866	2,774,648	2,940,536	3,100,279
Obligations under capital leases	17,300	17,300	18,400	18,400
Other long term accrued liabilities	83,344	83,344	125,725	125,725
Interest rate and cross currency swap liabilities	516,175	634,828	377,979	465,127

The fair values of short-term assets and liabilities, which include cash, accounts receivable, accounts payable and accrued liabilities, income taxes payable and film and program accounts payable, approximate their fair values due to the short term nature of these financial instruments.

The fair value of other investments is primarily based on quoted market prices for publicly traded securities, and the most recent purchase transactions and agreements and comparable valuations for non-listed securities.

The fair value of long term debt subject to floating interest rates approximates its carrying value. The fair value of long term debt, subject to fixed interest rates, is estimated by discounting future cash flows, including interest payments, using rates currently available for debt of similar terms and maturity.

The fair values of the obligations under capital leases approximate their carrying values as interest rates for similar leases have not changed significantly.

The fair values of other long term liabilities, including film and television program accounts payable, approximate their carrying values.

The fair values of interest rate and cross-currency interest rate swaps are based on the amounts at which they could be settled based on estimates of market rates.

Credit risk

The Company is exposed to credit risk, primarily in relation to accounts receivable. Exposure to credit risk varies due to the concentration of individual balances with large advertising agencies. The Company performs regular credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable.

Interest rate risk

The Company manages its exposure to fluctuations in interest rates through the use of interest rate and cross-currency interest rate swap agreements, more fully described in note 7.

19.	JOINTLY CONTROLLED ENTERPRISES

The following amounts included in the consolidated financial statements represent the Company’s proportionate interest in joint ventures.

	2005	2004
Balance sheets
Assets
Current assets	10,304	11,140
Long term assets	10,205	9,695

	20,509	20,835

Liabilities
Current liabilities	23,488	28,902
Long term liabilities	958	—

	24,446	28,902

Statements of earnings
Revenue	37,002	31,634
Expenses	31,284	27,591

Net earnings	5,718	4,043

Statements of cash flows
Cash generated (utilized) by:
Operating activities	6,271	7,633
Investing activities	(688)	117
Financing activities	(8,144)	(5,230)

Net increase (decrease) in cash	(2,561)	2,520

20.	RELATED PARTY TRANSACTIONS

Senior subordinated notes held by CanWest Communications Corporation, the Company’s parent, totaled $49.7 million (US$41.9 million) at August 31, 2005 (2004 - $55.0 million). This debt matures on May 15, 2011 and bears interest at 10.625%. During 2005, interest expense related to this debt totaled $6.0 million (2004 - $6.3 million). In October 2005, these notes were settled by the Company under the same terms offered to the unrelated senior subordinated note holders for $55.4 million.

A company which is owned by CanWest Communications Corporation owns CanWest Global Place in Winnipeg, Manitoba, a building in which the Company is a tenant. During 2005, rent paid to this company amounted to $1.1 million (2004 - $1.1 million) and is included in selling, general and administrative expenses. The obligations under these operating leases continue until August 2010.

All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

21.	CONTRACT TERMINATION

Effective April 2005, the Company terminated the agreement under which the Company received management services from The Ravelston Corporation Limited (“Ravelston”). The agreement provided for annual payments of $6.0 million to Ravelston as well as the payment of a fee upon termination. In August 2005, the Company and RSM Richter Inc., in its capacity as interim receiver, receiver manager and monitor of Ravelston, received Court approval for a termination payment in the amount of $12.8 million, which was paid in September 2005. This charge was recorded in operating expenses for year ended August 31, 2005.

22.	COMMITMENTS, CONTINGENCIES and GUARANTEES

COMMITMENTS

(a)	The Company has entered into various agreements for the right to broadcast certain feature films and syndicated television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific programs or films or certain levels of future productions. The acquisition of these additional broadcast rights is contingent on the actual production and/or the airing of the programs or films. Management estimates that these agreements will result in future annual broadcast rights expenditures of approximately $335 million.

(b)	The Company’s future minimum payments under the terms of its operating leases are as follows:

2006	72,828
2007	57,475
2008	47,519
2009	32,084
2010	24,496
Thereafter	120,766

(c)	As part of the joint venture agreement with Metro International S.A. and Torstar Corporation, the Company has agreed to fund its proportionate share of capital requirements and operating losses up to a prescribed limit per city. Currently, the Company has agreed to the launch of Metro in four cities with the aggregate amount of the commitment being $8.8 million.

CONTINGENCIES

(d)	The Company has requested arbitration related to $86.5 million owed by Hollinger International Inc., Hollinger Inc. and certain related parties (collectively “Hollinger”) related to certain unresolved adjustments and claims related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger. Hollinger disputes this claim and claims that it and certain of its affiliates are owed $45 million by the Company. The outcome and recoverability of this claim is not determinable.

(e)	In March 2001, a statement of claim was filed against the Company and certain of the Company’s subsidiaries by CanWest Broadcasting Ltd.’s (“CBL’s”) former minority shareholders requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba by the same minority shareholders, which was substantially the same as the previous claim, seeking damages of $405 million. In June 2005, the Company filed a Statement of Defence and Counterclaim. In its Counterclaim, the Company is seeking a declaration of the fair value of the former minority shareholders’ interest in CBL and repayment of the difference between the fair value and the redemption amount paid by the Company to the former shareholders. The Company believes the allegations in the Statement of Claim are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The outcome of this claim is not determinable and the Company intends to vigorously defend this lawsuit.

(f)	The Company is one of several defendants to a claim by a proposed class of freelance writers instituted in July 2003 in respect of works that they provided to newspapers and other print publications in Canada. The total amount claimed (by all plaintiffs against all defendants) is $500 million in compensatory damages and $250 million in exemplary and punitive damages. The outcome of this claim is not determinable.

The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

GUARANTEES

In connection with the disposition of assets, the Company has provided customary representations and warranties that range in duration. In addition, as is customary, the Company has agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. The Company is unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

The Company has agreed to indemnify its current and former directors and officers to the extent permitted by law against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of such indemnification prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. The Company has $30 million in directors’ and officers’ liability insurance coverage.

23.	SEGMENTED INFORMATION

The Company operates primarily within the publishing, online, broadcasting, entertainment and outdoor advertising industries in Canada, New Zealand, Ireland and Australia.

Each segment operates as a strategic business unit with separate management. Segment performance is measured primarily upon the basis of segment operating profit. Segmented information and a reconciliation from segment operating profit to earnings before income taxes are presented below:

	Revenue		Segment Operating profit		Total assets		Capital expenditures
	2005	2004	2005	2004	2005	2004	2005	2004
Operating Segments
Publishing and Online – Canada	1,228,851	1,193,629	254,875	267,343	2,669,128	2,813,850	21,765	28,197
Television
Canada	698,644	690,302	124,699	147,430	1,379,495	1,397,175	21,431	22,840
Australia – Network TEN	783,315	721,247	293,528	256,033	604,369	642,342	9,065	7,009
New Zealand	122,995	108,236	30,713	23,291	115,991	120,196	5,953	2,962
Ireland	37,519	34,152	13,254	10,591	22,775	20,920	939	255

	1,642,473	1,553,937	462,194	437,345	2,122,630	2,180,633	37,388	33,066
Radio – New Zealand	93,428	86,717	26,994	27,488	138,584	142,136	4,508	3,231
Outdoor – Australia	107,790	77,117	23,173	14,477	147,443	116,730	7,036	2,380
Corporate and other	—	—	(34,249)	(27,110)	247,783	192,824	28,494	11,880
Discontinued operations	—	—	—	—	2,850	127,470	—	—

	3,072,542	2,911,400	732,987	719,543	5,328,418	5,573,643	99,191	78,754

Restructuring expenses(1)			—	(2,445)
Ravelston management contract termination			(12,750)	—

			720,237	717,098
Amortization of intangibles			20,341	18,182
Amortization of property, plant and equipment			91,868	89,067
Other amortization			5,291	5,035

Operating income			602,737	604,814
Interest expense			(251,853)	(338,528)
Interest income			2,631	9,141
Amortization of deferred financing costs			(12,708)	(12,641)
Interest rate and foreign currency swap losses			(188,506)	(110,858)
Foreign exchange gains			76,025	44,973
Investment gains, losses and write-downs			1,527	115,786
Goodwill impairment			(41,406)	—
Asset impairment			(9,629)	—
Loss on debt extinguishment			(43,992)	—
Dividend income			—	3,738

Earnings before income taxes			134,826	316,425

(1)	Canadian television restructuring expenses.

24.	SUBSEQUENT EVENTS

(a)	In October 2005, the Company transferred its investment in its newspaper and interactive operations (excluding the National Post) and certain shared service operations, which provide customer support and administrative services to the Company (the “Publications Group”) to a new entity, CanWest MediaWorks Limited Partnership (the “Limited Partnership”). In exchange, the Company received units of the Limited Partnership representing a 74.2% ownership interest and notes receivable of $1,339.5 million.

Concurrently, the CanWest MediaWorks Income Fund (the “Fund”) closed its initial public offering (“IPO”) of units and invested the proceeds for units of the Limited Partnership representing a 25.8% interest. Total proceeds for the offering were $550 million and costs of the offering were approximately $33 million and were paid by the Limited Partnership.

In addition, the Limited Partnership obtained credit facilities in the amount of $1 billion consisting of an $825 million non-revolving term credit facility and a $175 million revolving term credit facility. The revolving facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker’s acceptance rate or LIBOR plus, in each case, an applicable margin. The non-revolving facility matures in five years, and bears interest at the prevailing prime rate, U.S. base rate, banker’s acceptance rate or LIBOR plus, in each case, an applicable margin. On closing of the IPO, the Limited Partnership drew $830.0 million on its credit facilities. The Limited Partnership has entered into five year interest rate swap contracts to fix the interest payments on a notional amount of $825.0 million for the first three years and $660.0 million for the remaining two years resulting in an effective interest rate of 5%.

The Limited Partnership utilized the proceeds of the issuance of the units to the Fund and $822.5 million drawings under its new credit facilities to repay the $1,339.5 million note payable to the Company.

In conjunction with these transactions, the Limited Partnership entered into agreements with the Company that will entitle it to recover certain costs from the Company’s Canadian television and radio broadcasting operations and the National Post and also require the Limited Partnership to make payments for certain services provided by the Company.

As a result of the transaction, the Company will record a dilution gain or loss on the sale of a 25.8% interest in the operations transferred to the Limited Partnership. The amount of the gain or loss has not been determined. The Company will continue to consolidate the results of the Publications Group with a minority interest charge to reflect the ownership interest of the Fund. Approximately 36% of the Company’s units of the Limited Partnership are subordinated in the payment of distributions if the Limited Partnership does not have adequate resources on a quarterly basis to fund distributions.

(b)	In October 2005, the Company obtained a new $500 million revolving term credit facility. The revolving facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker’s acceptance rate or LIBOR plus, in each case, an applicable margin. This facility is secured by substantially all of the Company’s directly held assets including the assets of its Canadian broadcast operations and the National Post as well as by its other investments.

(c)	The net proceeds from the IPO and the Limited Partnership debt as well as proceeds of $400.6 million from the new credit facility (note 24 (b)) were utilized to retire certain debt and interest rate and cross currency interest rate contracts as follows:

i.	In October 2005, the Company completed a tender offer for its 10.125% senior subordinated notes payable due in 2011 and its 7.625% senior unsecured notes payable due in 2013. Substantially all of the notes under these facilities were settled. Debt with a book value of $772.4 million, and related deferred financing costs of $27.7 million were retired for cash of $849.3 million. The transaction resulted in a loss on debt retirement of $71.1 million, net of tax of $33.5 million. As a result of the repayment of these notes the Company will record a swap loss of $21.8 million, net of tax of $12.1 million related to the associated cross currency interest rate swaps.

ii.	In October 2005, the Company retired its senior credit facility. Debt with a book value of $526.4 million and deferred financing costs of $6.0 million were settled for cash of $526.4 million. The transaction resulted in a loss on debt retirement of $3.9 million, net of tax of $2.1 million. In addition, as a result of the settlement of this debt, the Company will record a loss of $48.2 million, net of tax of $26.7 million related to the associated interest rate and cross currency interest rate swaps.

iii.	In November 2005, the Company retired interest rate and cross currency interest rate swap contracts relating to the 7.625% notes, the 10.625% notes and 50% of the cross currency interest rate swap related to the senior secured credit facilities for cash of $364.8 million.

(d)	Subsequent to year end, the Company announced its successful bids to acquire interests in two radio stations in Turkey. On September 21, 2005, the Company announced that it acquired an equity interest in CGS Televizyon Ve Radyo Yayinciligi Ticaret Anonim Sirketi (“CGS”) that in turn was successful in its bid to acquire the assets of Super FM for consideration of US$33 million, which will be payable upon completion of the transaction. On September 22, 2005, the Company announced that Pasifik Televizyon Ve Radyo Yayinciligi Ticaret A.S. (“Pasifik”) was successful in its bid to acquire the assets of Metro FM for consideration of US$23 million, which will be payable upon completion of the transaction. In exchange for the payment of US$42.0 million, the Company will acquire a 75% economic interest in both CGS and Pasifik. These transactions, which are subject to regulatory approvals by certain Turkish authorities, are expected to be completed within 90 days of the announcement. Subject to a relaxation of foreign ownership restrictions and the receipt of all necessary regulatory approvals, the Company has the right to convert its interest to a 75% equity interest in Metro FM and Super FM.

25.	UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain aspects GAAP as applied in the United States (“U.S.”) differs from Canadian GAAP. Amounts are in thousands of Canadian dollars, unless otherwise noted.

Principal differences affecting the Company

(a)	Comprehensive income

Comprehensive income, defined as all changes in equity other than those resulting from investments by owners and distributions to owners, must be reported under U.S. GAAP. There is currently no similar requirement under Canadian GAAP, however upon adoption of CICA 1530, Comprehensive Income, no such GAAP difference will exist.

(b)	Pre-operating costs

In the U.S., pre-operating costs are expensed in the period incurred. In accordance with Canadian GAAP, the Company defers pre-operating costs until commencement of commercial operations and amortizes the deferred costs over a period of five years. The U.S. GAAP reconciliation reflects the expensing of amounts which were deferred for Canadian GAAP of: 2005 - $3,568 (2004 - $1,748), with related tax recoveries of: 2005 - $1,273 (2004-$305) and the reversal of amortization of pre-operating costs of: 2005 - $2,297 (2004 - $1,471), with related tax provisions of 2005 - $820 (2004 – $646). The balance sheet effect of these adjustments was: other assets reduced by $7,769 (2004-$6,498), long term future tax liability reduced by 2005 - $2,781 (2004 - $2,328) and shareholder’s equity reduced by the net amount of: 2005 - $4,988 (2004 - $4,170).

(c)	Foreign currency translation

In the U.S., distributions from self-sustaining foreign operations do not result in a realization of the cumulative translation adjustments account. Realization of such foreign currency translation adjustments occurs only upon the sale of all or a part of the investment giving rise to the translation adjustments. In accordance with Canadian GAAP, reductions in the net investment in self-sustaining foreign operations result in a proportionate reduction in the cumulative foreign currency translation adjustment accounts. The U.S. GAAP reconciliation reflects the reversal of realization of cumulative translation adjustments resulting in a decrease in net earnings of: 2005 – $622 (2004 – increase in net earnings of $4,526). The balance sheet effect of these adjustments was: increase retained earnings by: 2005 - $9,412 (2004 - $10,034) and decrease accumulated other comprehensive income by: 2005 - $9,412 (2004 – $10,034).

Under Canadian GAAP cumulative currency translation adjustments are presented as a separate component of shareholder’s equity. Under US GAAP it is a component of accumulated other comprehensive income. The US GAAP reconciliation reflects this reclassification.

(d)	Programming commitments

Under Canadian GAAP, certain programming commitments imposed by regulatory requirements related to an acquisition, completed prior to January 1, 2001, were accrued in the purchase equation resulting in additional goodwill. Under U.S. GAAP, these costs were expensed as incurred. The U.S. GAAP reconciliation reflects the expensing of these programming costs as incurred of: 2005 - $6,463 (2004 - $6,012), with related tax recoveries of 2005 - $2,321 (2004 - $1,683). The balance sheet effect of these adjustments was to reduce goodwill by: 2005 and 2004-$18,639, increase long term future tax liability by: 2005 - $2,500 (2004 - $7,372), reduce other long term accrued liabilities by: 2005 - $7,558 (2004 - $14,021), and reduce shareholders’ equity by: 2005 - $13,581 (2004 - $11,052).

(e)	Investment in a broadcasting operation on an equity basis

Under Canadian GAAP, the Company’s investment in a broadcasting operation was accounted for using the equity method during the period that this investment was held in trust pending completion of the regulatory approval process. Under U.S. GAAP, the investment was initially accounted for on a cost basis; then, as a result of receiving approval to complete the purchase of the broadcasting operation, the Company changed its method of accounting for the investment to the equity method. The change in accounting policy was retroactively applied as required under APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, to the date that the Company initially acquired its investment. Effective July 6, 2000, the Company consolidated this investment for both Canadian and U.S. GAAP purposes. The U.S. GAAP reconciliation had no effect on earnings for the periods presented. The effect on the balance sheet was to increase goodwill by: 2005 and 2004 - $ 38,503 and increase shareholder’s equity by: 2005 and 2004 - $38,503.

(f)	Intangible assets

Under Canadian GAAP, certain costs related to the development of broadcast licences, other than through a business combination, were recorded as intangible assets. Under U.S. GAAP such costs are expensed as incurred. The U.S. GAAP reconciliation had no effect on earnings for the periods presented. The balance sheet effect was to reduce intangible assets by: 2005 and 2004 - $2,325 to reduce long term future tax liability by: 2005 and 2004 - $860 and to reduce shareholders equity by: 2005 and 2004 - $1,465.

(g)	Investment in marketable securities

For U.S. GAAP, investment assets classified as “available for sale” are carried at market, and unrealized temporary gains and losses are included, net of tax, in other comprehensive income. In accordance with Canadian GAAP, the Company carries its investment in marketable securities at cost. For the Company’s other investments, fair value is not readily determinable and are accordingly carried at cost. The effect of the U.S. GAAP reconciliation was to decrease other comprehensive income by: 2005 - nil (2004 – ($16,834)), to increase other investments by: 2005 and 2004 – nil, and to increase shareholder’s equity by: 2005 and 2004 – nil.

(h)	Pension valuation allowances

Under Canadian GAAP a valuation allowance against pension assets is the excess of the adjusted benefit asset over the expected future benefit. Changes in the valuation allowance are recorded as adjustments to pension expense. Under U.S. GAAP valuation allowances are not recorded. The U.S. GAAP reconciliation reflects the elimination of pension valuation allowances resulting in reduced earnings of: 2005 - $150 (2004 - $48), with related tax recoveries of: 2005 - $52 (2004 - $19). The balance sheet effect was to increase long term other assets by: 2005 - $572 (2004 - $722), increase long term future tax liability by: 2005 - $214 (2004 - $266) and increase shareholders’ equity by: 2005 - $358 (2004 - $456).

(i)	Proportionate consolidation

Canadian GAAP requires the accounts of jointly controlled enterprises to be proportionately consolidated. Under U.S. GAAP, investments in jointly controlled entities are accounted as equity investments. This accounting difference applies to the Company’s investment in TV3 Ireland, Mystery, and Metro. The proportionate interest is disclosed in note 19. Accordingly, under accommodation provided by the SEC this difference is not included in the following reconciliation.

(j)	Accounting for derivative instruments and hedging activities

Under U.S. GAAP, entities are required to recognize all derivative instruments as either assets or liabilities in the balance sheet, and measure those instruments at fair value. The changes in fair value of the derivatives are included in the statement of earnings. Under Canadian GAAP hedge accounting is applied for derivatives that are eligible for hedge accounting if certain criteria are met and non-hedging derivatives are recognized at their fair value as either assets or liabilities. As a result of adopting FAS 133 on September 1, 2001, the Company discontinued hedge accounting. The fair values of derivatives designated as hedges before August 31, 2000 have been included in a transitional adjustment and are included in income over the term of the hedged transaction. The U.S. GAAP reconciliation reflects the recording of gains on interest rate and cross-currency swaps of: 2005 - $3,315 (2004 - $77,770), with related tax provision of: 2005 - $18,624 (2004 - $31,875) and the recording of minority interests share of gains (losses) on interest rate and cross-currency swaps and translation of foreign denominated debt of: 2005 - $809 (2004 - ($2,032)). The balance sheet effect was to increase long term swap liabilities by: 2005 - $65,776 (2004 - $69,586), reduce future tax liabilities by: 2005 - $19,981 (2004 - $38,781) and decrease minority interests by: 2005 - $1,393 (2004 – $584), and reduce shareholders’ equity by: 2005 - $44,402 (2004 - $30,221).

(k)	Integration costs related to the acquisition of the publishing properties

Under Canadian GAAP certain integration costs related to the acquisition of the Company’s publishing properties were accrued in the purchase equation. Under U.S. GAAP, these costs are expensed as incurred. The U.S. GAAP reconciliation had no effect on earnings for the periods presented. The balance sheet effect was to decrease goodwill by: 2005 and 2004 -$1,663 and reduce shareholders’ equity by: 2005 and 2004 - $1,663.

(l)	Resolution of acquired tax contingencies

Under U.S. GAAP, the settlement of tax contingencies acquired through a business acquisition result in an adjustment to the purchase equation. In accordance with Canadian GAAP, the resolution of such tax contingencies is included in earnings once the purchase price allocation is finalized. The U.S. GAAP reconciliation reflects the reduction of earnings related to the reversal of tax recoveries of: 2005 - nil (2004 - $7,000). The balance sheet effect was to reduce goodwill and shareholder’s equity by: 2005 and 2004 - $7,000.

(m)	Future income taxes

Under U.S. GAAP, the changes to future tax balances upon the adoption of FAS 142, Goodwill and Other Intangible Assets, in 2001, were reflected as a future income tax recovery in the year FAS 142 was adopted. In accordance with Canadian GAAP, the adjustment was recorded as a reduction in goodwill. The related U.S. GAAP balance sheet effect would be to increase goodwill by: 2005 and 2004 - $160,500 and increase retained earnings by: 2005 and 2004 - $160,500.

(n)	Additional minimum liability

Under FAS 87, Employers’ Accounting for Pensions, the Company recognizes an additional minimum pension liability when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that such excess is greater than accrued pension costs otherwise recorded. For the purposes of determining the additional minimum pension liability, the accumulated benefit obligation does not incorporate projections of future compensation increases in the determination of the obligation. No such adjustment is required under Canadian GAAP. The effect on the U.S. GAAP reconciliation was to decrease other comprehensive income by $28,674 with related tax recovery of $10,323. The balance sheet effect was to increase other long term liabilities by $84,274, increase intangible assets by $13,558, increase other assets by $3,015, decrease future tax liabilities by $24,372, and decrease shareholders equity by $43,329.

The minimum pension liability for the year ended August 31, 2005, includes a comprehensive income adjustment for the current year of $18,351, net of tax of $10,323. Comprehensive income adjustments for 2004 and prior years of $24,978, net of tax of $14,049 are included in the comprehensive income (loss) accumulated balances. The Company has determined these adjustments are not material to the previously reported results, accordingly, the adjustments have been included in the current year’s comprehensive income (loss) accumulated balances.

Proposed accounting policies

Share-Based Payments

In December 2004, The Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment, which requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). FAS 123 (Revised 2004) is applicable for as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company utilizes a similar approach under Canadian GAAP and does not expect the adoption of this accounting policy to have a material impact on its results.

Adopted Accounting Pronouncements

Consolidating Variable Interest Entities

For its year ended August 31, 2004, for U.S. GAAP, the Company was required to apply the Financial Accounting Standards Board (FASB) Interpretation No. 46(R) (“FIN 46(R)”), Consolidation of Variable Interest Entities. The Company had determined that it is the primary beneficiary of Network TEN Group, a variable interest entity. Accordingly, for U.S. GAAP, as required by FIN 46(R) the Company consolidated its investment in TEN Group effective May 31, 2004. This was applied on a prospective basis. As explained in Note 1, effective September 1, 2004, under Canadian GAAP, the Company adopted AcG-15 and consolidated its investment in the TEN Group on a retroactive basis and restated the prior years’ financial statements of the Company. There are no material differences between the consolidation principles under FIN 46(R) and AcG-15. With the adoption of AcG-15, the Company changed the transition method previously adopted for US GAAP purposes by restating previously issued US GAAP financial information as permitted under paragraph 40 of FIN 46(R). Management is of the opinion that this change in method is preferable as it presents comparable information for all periods of the consolidation of the TEN Group which was encouraged in FIN 46(R).

Comparative Reconciliation of Net Earnings (Loss)

The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

	2005	2004
Net earnings in accordance with Canadian GAAP from continuing operations	20,422	194,299
Pre-operating costs incurred (b)	(3,568)	(1,748)
Amortization of pre-operating costs (b)	2,297	1,471
Realization of currency translation adjustments (c)	(622)	4,526
Programming costs imposed by regulatory requirement (d)	(6,463)	(6,012)
Pension valuation allowances (h)	(150)	(48)
Gain on interest rate and cross currency swaps and translation of foreign denominated debt (j)	3,315	77,770
Resolution of acquired tax contingencies (l)	—	(7,000)
Minority interests effect of adjustments	809	(2,032)
Tax effect of adjustments	(13,408)	(30,514)

Net earnings for the year from continuing operations in accordance with U.S. GAAP	2,632	230,712
Loss from discontinued operations	(10,132)	(207,777)

Net earnings (loss) for the year in accordance with U.S. GAAP	(7,500)	22,935

Earnings per share from continuing operations
Basic	$0.01	$1.30
Diluted	$0.01	$1.30
Earnings (loss) per share
Basic	($0.04)	$0.13
Diluted	($0.04)	$0.13
Loss from discontinued operations per share:
Basic	($0.06)	($1.18)
Diluted	($0.06)	($1.18)

Consolidated Statements of Comprehensive Income (Loss)

Comprehensive income (loss) – current periods

	2005	2004
Net earnings (loss) in accordance with U.S. GAAP	(7,500)	22,935

Unrealized foreign currency translation gain (c)	2,506	9,802
Realized foreign currency translation loss (c)	—	2,497

Foreign currency translation gain	2,506	12,299
Unrealized gains (losses) on securities available for sale net of tax of nil (h)	—	34,883
Realized (gains) losses on securities available for sale net of tax of nil (h)	—	(51,717)
Transition adjustment on swaps net of tax of $176 (2004 - $177) (k)	316	313
Additional minimum liability net of tax of $10,323 (n)	(18,351)	—

	(15,529)	(4,222)

Comprehensive income (loss)	(23,029)	18,713

Comprehensive income (loss) – accumulated balances

	Foreign currency translation	Unrealized gains (losses) on securities	Transition adjustment on swaps	Additional minimum liability	Total
Accumulated other comprehensive income (loss) – August 31, 2003	(36,154)	16,834	(2,230)	—	(21,550)
Change during the year	12,299	(16,834)	313	—	(4,222)

Accumulated other comprehensive income (loss) – August 31, 2004	(23,855)	—	(1,917)	—	(25,772)
Change during the year	2,506	—	316	(43,329)	(40,507)

Accumulated other comprehensive income (loss) – August 31, 2005	(21,349)	—	(1,601)	(43,329)	(66,279)

Comparative Reconciliation of Shareholders’ Equity

A reconciliation of shareholders’ equity reflecting the differences between Canadian and U.S. GAAP is set out below:

	2005	2004
Shareholders’ equity in accordance with Canadian GAAP	1,195,948	1,179,420
Pre-operating costs incurred (b)	(7,769)	(6,498)
Goodwill adjustment related to retroactive equity accounting of WIC upon regulatory approval (e)	38,503	38,503
Goodwill adjustment related to programming costs incurred (d)	(25,142)	(18,679)
Goodwill adjustment related to integration costs (k)	(1,663)	(1,663)
Historical amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination (d)	938	938
Costs to develop intangible assets expensed (f)	(2,325)	(2,325)
Pension valuation allowance (h)	572	722
Goodwill adjustment related to resolution of acquired tax contingencies (l)	(7,000)	(7,000)
Future income taxes (m)	160,500	160,500
Adjustment to reflect losses on interest rate and cross-currency swaps (j)	(63,210)	(66,525)
Transition adjustment on interest rate swaps (j)	(2,566)	(3,058)
Additional minimum liability (n)	(67,701)	—
Minority interests effect of adjustments	1,393	584
Tax effect of adjustments	59,180	48,392

Shareholders’ equity in accordance with U.S. GAAP	1,279,658	1,323,311

Other

The following amounts are included in accounts receivable:

	2005	2004
		(Revised note 1)
Allowance for doubtful accounts – beginning of year	17,074	18,860
Bad debt expense	6,813	5,634
Write offs during the year	(8,092)	(7,513)
Foreign exchange	(186)	93

	15,609	17,074

The following amounts are included in operating expenses:

	2005	2004
		(Revised note 1)
Rent expense	68,141	53,297

The following amounts are included in accrued liabilities:

	2005	2004
		(Revised note 1)
Employment related accruals	88,000	75,000

Amortization expense related to existing finite life intangibles will be $11.5 million per year in 2006 and $4.2 million in 2007 to 2010.